SL GREEN
REALTY CORP.

Avenues of Opportunity



Annual Report 2003

COMPANY PROFILE



SL Green Realty Corp. owns and operates a premier portfolio of commercial office buildings primarily in Midtown Manhattan, the largest and most resilient office market in the country. SL Green was founded in 1980 as S.L. Green Properties, Inc. and went public on August 20, 1997. SL Green has established a consistent track record of producing industry-leading returns while creating long-term value for its shareholders. Today, in the spring of 2004, SL Green has ownership interests in 27 office buildings encompassing 15.4 million rentable square feet, primarily located on the avenues and major cross streets of Midtown Manhattan.

THEN & NOW

At IPO August 1997		Through March 2004
9	Number of Properties	27
2,219,000	Total Square Feet	15,444,000
247,000	Average Property Size Square Feet*	618,000
5	Avenue Properties	25
2	Buildings Over 20 Stories	15
264	Number of Tenants	1,054
7,900	Average Tenant Size Square Feet	14,653

*Consolidates 286, 290 and 292 Madison Avenue.

OCCUPANCY



100%
95%
90%
85%
80%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
SLG Same-Store Portfolio (1)
Class A Midtown Markets
Class B Midtown Markets

Source: RELocate/Cushman & Wakefield
(1) Properties owned and managed by SL Green at least 24 months

Avenues

OF OPPORTUNITY

SL Green has established a reputation as a company that consistently creates and delivers value for shareholders, tenants and partners. Our unique franchise position in the deep and diverse Manhattan market has opened numerous avenues of opportunity to create value at every level of our organization, in everything we do. Whether we are acquiring a premier asset, branding a property, recycling capital or making a structured finance investment, we have one goal in mind: creating and delivering value.

FINANCIAL HIGHLIGHTS

Year Ended December 31,	**2003**	2002	%Change
(In thousands, except per share and rentable area data)			
Total Revenue	**$ 308,957**	$ 236,957	30.4
Net Income	**$ 98,159**	$ 74,331	32.1
Net Income Per Common Share (diluted)	**$2.66**	$2.09	27.3
Funds from Operations (FFO) (basic)[1]	**$ 128,781**	$ 116,230	10.8
Funds from Operations (diluted)[1]	**$ 135,474**	$ 125,430	8.0
Funds from Operations Per Share (diluted)	**$3.48**	$3.32	4.8
Total Market Capitalization	**$3,323,600**	$2,102,866	58.1
Net Rentable Area (including joint ventures)[2]	**15,152,000**	11,533,000	31.4
Annual Dividend (per common share)	**$1.90**	$1.79	6.1
Book Equity	**$1,005,088**	$ 783,085	28.3

1 A reconciliation of FFO to net income computed in accordance with GAAP is provided on page 30.
2 In square feet

Total Market Capitalization
(in billions of dollars)



1.2
1.4
1.8
2.1
3.3
'99
'00
'01
'02
'03

FFO Per Share (diluted)
(in dollars)



2.29
2.67
3.00
3.32
3.48
'99
'00
'01
'02
'03

Annualized Total Return
(from IPO through 12/31/03)
(percent)



2.3
2.3
4.4
6.4
9.6
17.6
NASDAQ
S&P REIT
S&P 500
Dow Jones
NAREIT Equity
SL Green

TO OUR SHAREHOLDERS:

We are proud of our record of achievement in 2003. Once again, we delivered the market leading performance that our shareholders have come to expect. This was a testament not only to the strength of our organization and its franchise position in the market, but also to our multi-faceted business strategy that enables us to outperform throughout the business cycle.

In 2003, despite weak economic fundamentals, funds from operations (FFO) per share was up 5% while net income per share, which is increasingly becoming a more relevant measure of performance, was up 27%. This performance enabled us to increase our dividend by 7.5% at a time when many corporate dividends were under pressure. Most importantly, we generated a total return of 37% in 2003. Since we went public in 1997 through year-end 2003, we have generated a total annualized return of 17.6%. This performance substantially exceeds all of the major indices and clearly has made us a market leader in our industry.

Though our five-year record of double-digit FFO growth came to an end, we were very satisfied with the manner in which we achieved above-average earnings growth while continuing to significantly upgrade the quality of our real estate portfolio. As we look to the future, we are confident that we will continue to find multiple avenues of opportunity to create value and deliver earnings growth to our shareholders.

2003 In Review

Last year, historically low interest rates, increases in our national gross domestic product and rising consumer confidence failed to translate into meaningful business expansion. Job creation, the critical component of demand for all office companies, was essentially nonexistent as the national unemployment rate hovered around 6% for much of the year. Job growth was also inhibited by the much-debated outsourcing of back office and service sector jobs to locations in Southeast Asia and Mexico. While this resulted in productivity gains that are favorable for corporations, it is anathema to owners and operators of office buildings.

Despite the lack of job growth, New York City's leasing market showed signs of life. There were 40 leasing transactions in 2003 in excess of 100,000 square feet as compared with just 23 in 2002. Law, health care, education, construction and leisure and hospitality service providers led the demand for additional space. Sublet availabilities peaked at 4.3% of total Midtown inventory in May and gradually improved to 3.8% at year-end.

We contributed significantly to New York's leasing activity in 2003 by executing more than 250 leases covering over 1.5 million square feet of office space. The sheer volume of activity enabled us to achieve a 95.8% occupancy rate, far in excess of median occupancy



From left to right: Stephen L. Green, *Chairman of the Board;* Marc Holliday, *President and Chief Executive Officer.*

levels in Midtown Manhattan. This high level of performance was directly attributable to our strong brand within our market and to the dedication and professionalism of our entire leasing and management team.

In contrast to the sluggish economic environment and the slowly improving leasing market, the 2003 acquisitions market was white-hot. As we predicted in the beginning of 2003, the investment sales market for well-located commercial office properties remained very strong. There were approximately 40 transactions comprising $9.5 billion of sales during the year. Observers who wondered whether "bubble" pricing for assets could be sustained saw voracious competition for assets. The majority of these buyers were not institutions or foreign syndicators but rather local individuals and entrepreneurs looking for tax sheltered yields that will be levered into high single-digit current returns. While these acquirers are counting on recovery in rents from recent historical lows, the ability to generate increases in properties' bottom lines may be overwhelmed by interest rate increases on highly leveraged investments. Accordingly, we expect that many of these buyers may become sellers over the next three to five years.

We took advantage of the strong demand for office buildings by selling three non-core properties into the heated marketplace, raising $98 million of capital and generating $26 million, or $0.67 per share, of capital gains. Disposing of non-core properties continued to be an excellent way of accessing low-cost equity as well as increasing our management productivity by eliminating buildings with lower operating margins.

In 2003, we executed on a very deliberate strategy of continuing to assemble one of the largest and finest office portfolios in Manhattan. We acquired these properties at deep discount to replacement cost and often at meaningful discounts to market value. Our commitment to upgrading the overall quality of the Company's portfolio was evidenced by the four major acquisitions we completed in 2003: The News Building, 125 Broad Street, 461 Fifth Avenue and at year end, our largest acquisition to date, a 45% ownership interest in the world famous McGraw-Hill Companies Building, located at 1221 Avenue of the Americas. These acquisitions further enhanced the overall quality of our portfolio and will contribute meaningfully to the Company's long-term earnings growth and net asset value appreciation.

In order to more closely align our capital structure with the stable, high quality assets we purchased, we pursued two interrelated goals: raising permanent capital and fixing and extending the duration of our debt. The first step in the process was our conversion of the $115 million of our term convertible preferred stock into common stock. We followed up this transaction with a very successful $157 million offering of 7 5/8% preferred stock at historically tight spreads to the 30-year Treasury and at a rate less than the going-in yield on our immediate use of proceeds, the acquisition of 1221 Avenue of the Americas. Finally, in January 2004 we issued $74 million of common stock at what was at the time an all-time closing high.

To further strengthen our balance sheet, we coupled our equity transactions with a program of progressively fixing and extending our liabilities. The key financing transactions of our year were the extension and expansion of our $300 million corporate line of credit and the $210 million first mortgage financing of The News Building at a rate of 5.23%. All of these transactions have positioned us to remain competitive in the rising interest rate environment we believe is just on the horizon.

2004 National and New York Markets

The stage certainly seems to be set for a significant economic expansion over the next two years. The national economy is projected to grow by approximately 4% in 2004 and there is a convergence of monetary stimuli resulting from low interest rates, abundant lending credit and income tax refunds, which are projected to be 4% higher than last year. Home refinancing resulted in over $600 billion of excess "cash out" proceeds in 2002 and 2003. These volumes are expected to continue unabated if rates stay low in 2004. Together, these trends should add up to significant economic expansion over the next few years.

We expect that the leasing market in New York will improve despite double-digit vacancy rates, given the following encouraging signs. Midtown began the year at relative market equilibrium as vacancy rates in Midtown have stabilized at 12% on an inventory of 231 million square feet and, as mentioned earlier, the supply of sublet space has begun to decline. There is minimal new construction on the immediate horizon. Four projects, totaling over four million square feet of office space, will be completed this year and only one million square feet of this new space is available for lease. Furthermore, few new major speculative projects are slated for construction over the next three years.

In addition, we firmly believe that New York City will be the primary beneficiary of a growing economy given its continuing reign as financial capital of the world. Already there is evidence that the New York City economy is poised for improvement. Notably, in 2003, Wall Street's profits rose to their highest levels since 2000. The financial services sector, which accounts for approximately 20% of all non-governmental revenues in New York City, is hiring again, contributing to the absorption of shadow space that had been weighing on the office market. We anticipate it is only a matter of time (and not much time at that) before meaningful job growth will resume after a three-year hiatus. Furthermore, New York City has the most dynamic and diverse economy of all major U.S. cities. Its highly skilled, creative workforce will be less susceptible to the economic pressures created by outsourcing jobs abroad.

Avenues of Opportunity

We are approaching an unprecedented crossroad in the market where demand for income-producing hard assets is at a peak and at the same time, rents are at historical lows. We do not subscribe to the often-stated theory that real estate has gone through a 'structural' pricing change, but rather we believe that investors have responded quite rationally to a dramatically reduced cost of capital. We also believe that investment patterns will change when the cost of capital rises again, as it inevitably will. Until then, we believe the challenge is not in predicting when such a change will occur, but instead in determining how to tailor the Company's operating and investment strategy to the current market in order to maximize earnings and return on equity while mitigating risks. In this regard, we are confident of our ability to identify opportunities in our sharply focused marketplace, and to act upon them in advance of our competition.



125 Broad Street

In 2004, our disposition strategy will carry over from 2003. We will continue to sell mature, non-core properties as it is an important element in our business plan. As we have done in the past, we will try to continue to reinvest our gains into better quality assets via 1031 exchanges, or other structured transactions. These transactions maximize our earnings growth by reducing or eliminating income taxes on such gains and allow us to fund our growth with internally generated capital.

We will also continue our acquisition strategy of purchasing assets via non-marketed, highly negotiated transactions. We are proud of our ability to provide owners with solutions to complicated ownership, governance and tax-related matters, which in turn gives us distinct advantages when negotiating for new investments. We are unique in our ability to combine intellectual capital along with various forms of tax efficient currency to create acquisition strategies that are compelling for owners and that result in efficient pricing for the Company. In this manner, we add value for our shareholders upfront on the "buy" in addition to adding value through a redevelopment or repositioning program.

Structured Finance—Expanding Market Niche

We believe the Company's structured finance business will continue to provide us with a distinct competitive advantage in our market. Because of our structured finance activities, our market breadth is much greater than if we focused solely on equity investments. The structured finance program has expanded as the Company has grown and we are now considered the undisputed leader in providing subordinate mortgage financing, mezzanine capital and preferred equity in the Manhattan marketplace, having generated over $500 million of investment activity in 29 discreet investments over the past six years. While cap rates have fallen in response to the enormous demand for real estate equity, spreads on our structured finance business held up well throughout 2003. Unfortunately, we expect that structured finance spreads will come under increasing and significant pressure as many traditional equity participants seek to replicate our successful business plan. However, the proprietary acquisition pipeline that we source from the structured finance program will mitigate the potential impact on earnings due to spread compression. So far, the structured finance program has resulted in four proprietary acquisition opportunities, a significant contribution to the Company's real estate investment business.

Currently we are evaluating strategic alternatives of funding the structured finance business so that it can be competitive in a lower rate environment, and have adequate capital to support growth and limit our aggregate investment in the business. We are exploring the merits of accessing third-party capital to continue the expansion of this highly successful business in the coming years.

In Closing

This year marks the departure of Michael Reid, our Chief Operating Officer, who played a significant role in elevating the Company's position in the capital markets and establishing sound balance sheet strategies for the Company. We thank Michael for his outstanding contribution to the Company and wish him well as he embarks on a new career as President of a company active in the development of natural gas and oil fields.

In February 2004, Gregory Hughes was appointed as our Chief Financial Officer. He has consolidated responsibilities previously handled by Michael Reid and certain of the responsibilities of Tom Wirth, our former Chief Financial Officer. With Greg's arrival, we believe that we have assembled one of the premier management teams in the industry, capable of building on prior successes and of leading the Company into the next phase of growth and achievement.

Stephen L. Green
Chairman of the Board; Executive Committee

Marc Holliday
President and Chief Executive Officer; Director, Executive Committee

DEAR SHAREHOLDERS:

It is with great pleasure and no small measure of pride, that Marc Holliday has been promoted to Chief Executive Officer. It is no coincidence that during Marc Holliday's tenure, SL Green's earnings and stock price have more than doubled. Marc, in his new role as CEO, is now responsible for the day-to-day operations of SL Green and all Department Heads will report directly to him. Since his arrival at SL Green as Chief Investment Officer in 1998, I have witnessed his growth from a great "deal man" to an outstanding leader who has earned the respect of both our internal staff and his peers in the New York real estate community. Most importantly, in the tradition of SL Green, Marc's word and handshake are relied upon as contractual.

While I am excited at our firm's prospects for the future under Marc's leadership, I also feel a certain sense of nostalgia when I think of the ending of an era. For over 20 years, my life has been devoted to first leading, and then transforming SL Green from a small owner of side-street buildings into the largest owner of New York office buildings and top ranked national office REIT in terms of total return and income growth.

Now, as Chairman of the Board, I will continue to play an active, full-time role in the development of market relationships, and real estate development and acquisition opportunities, while overseeing the firm's long-term, strategic direction.

On a personal level, while I must admit to some feelings of sentimentality at the transition of my role, on a professional level, with Marc and I remaining as partners for the future growth of SL Green Realty Corp., I am certain that our best days are yet to come.

Very truly yours,

Stephen L. Green
Chairman of the Board; Executive Committee



Creating Value ON THE BUY

SL Green's success in purchasing premier assets at highly favorable prices is a direct result of our ability to create value for property sellers.



© BO PARKER PHOTO

1221 Avenue of the Americas



© BO PARKER PHOTO

Lobby, 1221 Avenue of the Americas

1221 Avenue of the Americas

In December 2003, SL Green acquired a 45% interest in The McGraw-Hill Companies Building, located at 1221 Avenue of the Americas, for $450 million, or $394 per square foot. This 2.55 million square foot, 50-story building located in the heart of Rockefeller Center boasts a distinguished tenant roster including Morgan Stanley, JP Morgan Chase & Co., The Rockefeller Group and The McGraw-Hill Companies. The going-in unlevered cash NOI yield on investment is 8.0% based on fully escalated in-place rents averaging in the low $50's per square foot. The world-class asset was acquired through a highly structured, privately negotiated transaction specifically tailored to the needs of the sellers, The McGraw-Hill Companies and our new partner, The Rockefeller Group.



© BO PARKER PHOTO

1221 Avenue of the Americas



Investments Review
From left to right: David Balaj, Andrew Levine, Andrew Mathias *and* Christina Do.

SL Green believes the key to building a truly valuable real estate portfolio is to consistently acquire properties at the right price. If we overpay for a property, all the capital, management expertise and relationships with tenants and brokers will not enable us to create true value. Year after year, we have been able to consistently purchase buildings at deep discounts to replacement cost and often at meaningful discounts to market value. This strategy is a critical component of creating value in good markets and limiting our downside in weak markets.

In 2003, we again demonstrated our ability to successfully purchase quality real estate at a discount to market. In a year that witnessed heated auctions and record prices, we purchased nearly $900 million of institutional quality office buildings. The year began with the acquisitions of The News Building and condominium interests in 125 Broad Street. During the fall we purchased 461 Fifth Avenue, located directly across from The New York Public Library. We closed the year with our largest acquisition to date, the $450 million purchase of a 45% interest in the world famous McGraw-Hill Companies Building on Avenue of the Americas. In total, SL Green purchased interests in over 4 million square feet of top quality commercial real estate for a weighted average cost per square foot of $323 at a blended cash yield of 8.1%.

SL Green's success in purchasing premier assets at highly favorable prices is a direct result of our ability to create value for property sellers. All of our 2003 acquisitions and a significant percentage of our past acquisitions were purchased through highly structured, privately negotiated transactions that satisfied the often complex, tax sensitive goals and objectives of sellers. By creating innovative solutions for sellers, we create real value for our shareholders.



Creating Value THROUGH BRANDING

SL Green is the preeminent brand in the Manhattan office market, offering over 15 million rentable square feet to the value segment of the New York marketplace. When tenants and brokers see or hear the SL Green name they know what to expect: high quality at the right price. This immediate recognition keeps us one step ahead in the competitive Midtown office market and has made SL Green *New York's Landlord of Choice*. This hard earned reputation is a direct result of our multifaceted branding strategy that involves both tangible and intangible branding. It is this targeted branding that ensures all tenants experience the same top-notch service and amenities, regardless of their size or address.

Signs of tangible branding are found everywhere in our buildings. It begins with our standardized signage: the silver and gold SL Green plaque that adorns the exterior of all our buildings, the decals on all doors and windows and the stanchions throughout our lobbies. We even brand our rain mats and courtesy umbrellas. Concierges, security and building maintenance personnel are attired in SL Green uniforms providing instant recognition. Tangible branding also encompasses our Strength up the Middle operating philosophy: visually appealing lobbies, clean and efficient elevator cabs and bright common corridors.

Behind the visible branding of our assets is the real key to our success: our dedication to delivering service and value to our tenants. This intangible branding applies to everything we do, from our focused leasing to our proactive property management and operations. Our leasing agents know their assets inside out and they develop targeted marketing campaigns specifically for each asset. They make the lease negotiating process for tenants and their attorneys virtually seamless. The SL Green in-house construction department designs and delivers pre-built space for immediate, convenient move-in and they design custom space for those tenants who desire a more tailored office environment. Our hands-on operations team ensures responsive and efficient service for all tenants, regardless of their size. It is no coincidence that SL Green has consistently outperformed both Class A and B market occupancies since 1992. When tenants want great space, a great location and equally great service, all at a great price, they know they can depend on SL Green.

Behind the visible branding of our assets is the real key to our success: our dedication to delivering service and value to our tenants.


GRAYBAR

The Leasing and Operations Management Team
From left to right: Neil Kessner, Edward Piccinich, Steven Durels *and* Gerard Nocera.
The Graybar passageway from Grand Central Station.



6 Times Square

6 Times Square

We purchased 1466 Broadway for $64.0 million in 1998. We invested $13.6 million in the asset to reposition the garment center building and take advantage of the resurgence of Times Square as a desirable office location. We restored the original architectural detail of this historical building and upgraded the building's infrastructure, including the lobbies, elevators and corridors. To reflect the building's new image in the market, we branded it "6 Times Square."



Lobby, 6 Times Square

We believe that capital recycling has been at the heart of our ability to generate earnings growth and create long-term value through every phase of the business cycle.

Creating Value THROUGH CAPITAL RECYCLING

Transforming 17 Battery South into 461 Fifth Avenue

In 2000, we sold 17 Battery Park South located at the tip of the downtown market for $53 million, generating a gain of $10.7 million. With the proceeds from this transaction, we purchased 1370 Broadway in a 1031 tax-free exchange. In 2003, we sold 1370 Broadway and purchased 461 Fifth Avenue in a tax-free exchange, deferring $17.5 million of aggregate gains and reinvesting in this premier asset located on Fifth Avenue, directly across the street from The New York Public Library.



17 Battery Park South



1370 Broadway



461 Fifth Avenue



From left to right: Steve Kahn, Thomas Wirth, Stephen Green, Marc Holliday, Gerard Nocera, Michael Reid *and* Steven Marks.

Capital recycling is a part of our culture, not simply a specific business activity. It implies that we must be continuously flexible, resourceful and creative in running all the elements of our business. The key to capital recycling is to systematically reconfigure our real estate portfolio and our balance sheet to optimize our operational and financial performance. At SL Green, we believe that capital recycling has been at the heart of our ability to generate earnings growth and create long-term value through every phase of the business cycle.

Over the years, we have demonstrated the ability to harvest mature assets and to redeploy the capital into higher quality assets with superior potential returns. This has enabled us to dramatically upgrade and reposition our portfolio while minimizing our reliance on the public equity markets. Tax-free exchanges have been emblematic of this activity in that we have been able to use the embedded gains in our properties as an efficient and organic currency to acquire consistently better properties.

Since 2000, we have sold 12 properties, raising gross proceeds of approximately $372 million and generating $83 million of capital gains, or $0.60 per share, diluted, per annum. We have executed seven 1031 tax-free exchanges, thereby helping us to purchase six buildings. Notable transactions include the following, (i) the acquisition of The News Building, a 1.1 million square foot, institutional asset with proceeds from the sales of 50 West 23rd Street, located on the border of Midtown South, and 875 Bridgeport Avenue in Shelton, Connecticut, (ii) the 15 year old, trophy quality 461 Fifth Avenue was acquired with proceeds from the sale of 1370 Broadway, located in the garment district, and (iii) 317 Madison Avenue, located on 42nd Street and Madison Avenue one block from Grand Central, was purchased with proceeds from the sale of 1412 Broadway. These time sensitive 1031 exchanges demonstrated our skill in structuring and closing multiple transactions involving complex tax, accounting and financial issues.





We have developed the platform, the organization, the technical expertise and the market presence to continue to capitalize on multiple opportunities to create value for our shareholders.

The News Building

The News Building, 220 East 42nd Street, an institutional quality, landmark asset, is a product of our structured finance program. In 2001, SL Green made a $53.5 million preferred equity investment in the building. Seventeen months later in March 2003, we purchased the 1.1 million square foot asset in the heart of Midtown for $265.0 million with a going-in cash NOI yield of 8.0%.



220 East 42nd Street

Creating Value
WITH STRUCTURED FINANCE



Investments Review
From left to right: Andrew Mathias, Christina Do *and* David Schonbraun.

The structured finance business has created significant value for shareholders by generating high risk-adjusted rates of return and a pipeline of properties for acquisition. It was built as a complement to the existing SL Green franchise in New York and it has proven to be highly synergistic with our operating business. Structured finance has significantly expanded our market presence and provided access to a proprietary flow of acquisitions for us, including The News Building, 125 Broad Street, 1250 Broadway and the recently announced 19 West 44th Street.

Our structured finance business presents us with significant opportunities for expansion and growth. Through our network of relationships, we offer a host of fixed and floating rate products from junior mortgages to mezzanine loans and preferred equity investments. We have developed a highly specialized expertise in structuring transactions that meet the often complex requirements of our borrowers. At the same time, we have pioneered the technology to insulate us from risk and protect our investments via inter-creditor agreements and other structural enhancements. We are proud that we have never had a loss or any interruption in payments on any of our structured finance investments.

Over the years, our structured finance program has grown to be a significant part of our business. We began the program in 1998 with the arrival of our now CEO, Marc Holliday, and CIO, Andrew Mathias, who brought with them a core competency in all apects of the structured finance business. Since then, we have originated 29 transactions totaling $546 million. Our outstanding balances have grown from $26 million in 1998 to $277 million as of March 2004. On fully completed and repaid deals, we have generated returns of approximately 22.0% including accelerations of discounts, upfront and back-end fees and cash flow and residual participations. As of March 2004, we have a current return of 12.2%.

Looking to the future, we have developed the platform, the organization, the technical expertise and the market presence to continue to capitalize on multiple opportunities to create value for our shareholders.

Creating Value THROUGH OUR PORTFOLIO

Properties	Submarket	Ownership	Rentable Square Feet	Percent of Total Square Feet	Percent Occupancy 12-31-03
PROPERTIES 100% OWNED "Same Store"					
1140 Avenue of the Americas	Rockefeller Center	Leasehold Interest	191,000	1	96.0
110 East 42nd Street	Grand Central	Fee Interest	181,000	1	85.8
1372 Broadway	Times Square South	Fee Interest	508,000	3	99.5
1414 Avenue of the Americas	Rockefeller Center	Fee Interest	111,000	1	94.3
1466 Broadway	Times Square	Fee Interest	289,000	2	89.4
17 Battery Place—North	Downtown	Fee Interest	419,000	3	100.0
286 Madison Avenue	Grand Central South	Fee Interest	112,000	1	89.1
290 Madison Avenue	Grand Central South	Fee Interest	37,000	0	100.0
292 Madison Avenue	Grand Central South	Fee Interest	187,000	1	88.7
317 Madison Avenue	Grand Central	Fee Interest	450,000	3	90.4
420 Lexington Avenue (Graybar)	Grand Central North	Operating Sublease	1,188,000	8	94.1
440 Ninth Avenue	Times Square South	Fee Interest	339,000	2	100.0
470 Park Avenue South	Park Avenue South/Flatiron	Fee Interest	260,000	2	85.7
555 West 57th Street	Midtown West	Fee Interest	941,000	6	99.8
673 First Avenue	Grand Central South	Leasehold Interest	422,000	2	99.8
70 West 36th Street	Times Square South	Fee Interest	151,000	1	96.8
711 Third Avenue	Grand Central North	Operating Sublease (1)	524,000	3	99.8
Subtotal/Weighted Average			**6,310,000**	**40**	**95.8**
2003 Adjustments					
125 Broad Street	Downtown	Leasehold Interest	525,000	3	100.0
220 East 42nd Street	Grand Central East	Fee Interest	1,135,000	8	94.5
461 Fifth Avenue	Grand Central South	Leasehold Interest	200,000	1	93.9
Subtotal/Weighted Average			**1,860,000**	**12**	**96.0**
Total/Weighted Average Properties 100% Owned			**8,170,000**	**52**	**95.8**
PROPERTIES <100% OWNED Unconsolidated					
180 Madison Avenue—50%	Grand Central South	Fee Interest	265,000	2	85.6
One Park Avenue—55%	Grand Central South	Various Interests	913,000	6	91.1
1250 Broadway—55%	Penn Station	Fee Interest	670,000	5	91.9
100 Park Avenue—50%	Grand Central South	Fee Interest	834,000	6	97.6
1515 Broadway—55%	Times Square	Fee Interest	1,750,000	12	96.2
1221 Avenue of the Americas—45%	Rockefeller Center	Fee Interest	2,550,000	17	98.8
Subtotal/Weighted Average			**6,982,000**	**48**	**95.8**
2003 Year End Total			**15,152,000**	**100**	**95.8**
2004 Adjustment					
19 West 44th Street	Grand Central	Fee Interest	292,000	2	88.0
Subtotal as of March 2004			**15,444,000**		

(1) Including Ownership of 50% in Building Fee

FINANCIAL TABLE OF CONTENTS

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During 2003, we classified three properties as held for sale and, in compliance with SFAS 144, have reported revenue and expenses from these properties as discontinued operations, net of minority interest, for each period presented in our Annual Report. This reclassification had no effect on our reported net income or funds from operations.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2003.

Operating Data
(In thousands, except per share data)

Year Ended December 31,	**2003**	2002	2001	2000	1999
Total revenue	**$308,957**	$236,957	$240,768	$221,830	$198,859
Property operating expenses	**80,460**	56,172	55,290	53,322	48,234
Real estate taxes	**44,524**	28,287	28,806	27,772	28,137
Ground rent	**13,562**	12,637	12,579	12,660	12,754
Interest	**45,493**	35,421	43,869	39,167	28,038
Depreciation and amortization	**47,282**	37,600	35,845	31,360	26,380
Marketing, general and administration	**17,131**	13,282	15,374	11,561	10,922
Total expenses	**248,452**	183,399	191,763	175,842	154,465
Income from continuing operations before items	**60,505**	53,558	49,005	45,988	44,394
Equity in net (loss) income from affiliates	**(196)**	292	(1,054)	378	730
Equity in net income of unconsolidated joint ventures	**14,870**	18,383	8,607	3,108	377
Income before minority interest and gain on sales	**75,179**	72,233	56,558	49,474	45,501
Minority interest	**(4,624)**	(4,286)	(4,084)	(7,186)	(4,895)
Income before gains on sale and cumulative effect of accounting charge	**70,555**	67,947	52,474	42,288	40,606
Gain on sale of properties/preferred investments	**3,087**	—	4,956	41,416	—
Cumulative effect of change in accounting principle	**—**	—	(532)	—	—
Income from continuing operations	**73,642**	67,947	56,898	83,704	40,606
Discontinued operations (net of minority interest)	**24,517**	6,384	6,103	2,513	2,250
Net income	**98,159**	74,331	63,001	86,217	42,856
Preferred dividends and accretion	**(7,712)**	(9,690)	(9,658)	(9,626)	(9,598)
Income available to common shareholders	**$ 90,447**	$ 64,641	$ 53,343	$ 76,591	$ 33,258
Net income per common share—Basic	**$2.80**	$2.14	$1.98	$3.14	$1.37
Net income per common share—Diluted	**$2.66**	$2.09	$1.94	$2.93	$1.37
Cash dividends declared per common share	**$1.895**	$1.7925	$1.605	$1.475	$1.41
Basic weighted average common shares outstanding	**32,265**	30,236	26,993	24,373	24,192
Diluted weighted average common shares and common share equivalents outstanding	**38,970**	37,786	29,808	31,818	26,680

Balance Sheet Data
(In thousands)

As of December 31,	**2003**	2002	2001	2000	1999
Commercial real estate, before accumulated depreciation	**$1,346,431**	$ 975,777	$ 984,375	$ 895,810	$ 908,866
Total assets	**2,261,841**	1,473,170	1,371,577	1,161,154	1,071,242
Mortgages and notes payable, revolving credit facilities and term loans	**1,119,449**	541,503	504,831	460,716	435,693
Minority interests	**54,791**	44,718	46,430	43,326	41,494
Preferred Income Equity Redeemable Shares[SM]	**—**	111,721	111,231	110,774	110,348
Stockholders' equity	**950,782**	626,645	612,908	455,073	406,104

Other Data
(In thousands)

Year Ended December 31,	**2003**	2002	2001	2000	1999
Funds from operations after distributions to preferred shareholders (1)	**$ 128,781**	$116,230	$ 94,416	$ 74,698	$ 61,656
Funds from operations before distributions to preferred shareholders (1)	**135,474**	125,430	103,616	83,898	70,856
Net cash provided by operating activities	**78,250**	101,948	80,588	53,806	48,013
Net cash used in investment activities	**(491,369)**	(52,328)	(420,061)	(38,699)	(228,678)
Net cash provided by (used in) financing activities	**393,645**	(4,793)	341,873	(25,875)	195,990

(1) The revised White Paper on Funds from Operations, or FFO, approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations."

Overview

SL Green Realty Corp., or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. Unless the context requires otherwise, all references to "we," "our," and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in this Annual Report.

2003 proved to be a year of transition. The national economy began to recover after over two years of a difficult recession. New York City witnessed an increase in overall business activity and a reduction in what had become significant budget deficits. Securities firms began limited hiring and the City's unemployment rates, which were above national averages, began to decline. This improvement in the economic environment had a modestly positive impact on office space demand. Vacancy rates stabilized as the supply of sublease space began to shrink. Landlords should benefit from a moderation in property insurance costs. Additionally, real estate tax increases are expected to moderate.

The Midtown office market appears to have bottomed with an overall vacancy of approximately 12%. Overall rents and tenant concession packages appear to be stabilizing. Midtown continues to benefit from the absence of new construction. In 2003, no major project was completed in the approximately 231 million square foot Midtown market. In this environment we registered 2003 year-end occupancy of 95.8% versus 96.9% at the end of 2002. Additionally, new cash rents on previously occupied space by new tenants at our Same-Store Properties was 6.5% higher than the previous cash rent paid by the old tenant for the same space. In 2004, we expect vacancy rates in Midtown will gradually decline as office space demand increases in response to a recovering economy. We do not expect to see any meaningful increase in rents during 2004. Tenant concession packages should remain stable. Additionally, in order for us to maintain our current occupancy levels, we believe that ongoing capital improvements to the common areas and physical infrastructures will be required at our properties.

The acquisition market continues to witness record prices in heated auctions. Much of the activity was fueled by continued strong investor interest in midtown Manhattan and historically low borrowing costs. During 2003, approximately $9.1 billion of real estate acquisitions closed at an average rate of $346 per square foot. Despite this environment, we purchased $867.9 million of properties in four separate real estate transactions at a blended rate of $323 per square foot. These acquisitions included 220 East 42nd Street for $265.0 million, condominium interests in 125 Broad Street for $92.0 million, 461 Fifth Avenue for $60.9 million and a 45% interest in 1221 Avenue of the Americas for $450.0 million.

As of December 31, 2003, our wholly-owned properties consisted of 20 commercial properties encompassing approximately 8.2 million rentable square feet located primarily in midtown Manhattan, a borough of New York City, or Manhattan. As of December 31, 2003, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 95.8%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own six commercial properties in Manhattan, encompassing approximately 6.9 million rentable square feet, and which had a weighted average occupancy of 95.8% as of December 31, 2003. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Rental Property

On a periodic basis, our management team assesses whether there are any indicators that the value of our real estate properties, including joint venture properties and assets held for sale, and structured finance investments may be impaired. If the carrying amount of the property is greater than the estimated expected future cash flow (undiscounted and without interest charges) of the asset or sales price, impairment has occurred. We will then record an impairment loss equal to the difference between the carrying amount and the fair value of the asset. We do not believe that the value of any of our rental properties or structured finance investments was impaired at December 31, 2003 and 2002.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2003 or 2002.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Results of Operations

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

The following comparison for the year ended December 31, 2003, or 2003, to the year ended December 31, 2002, or 2002, makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2002 and at December 31, 2003 and total 17 of our 20 wholly-owned properties, representing approximately 80% of our annualized rental revenue, (ii) the effect of the "2003 Acquisitions," which represents all properties acquired in 2003, namely, 220 East 42nd Street (February 2003), 125 Broad Street (March 2003) and 461 Fifth Avenue (October 2003), and (iii) "Other," which represents corporate level items not allocable to specific properties and eEmerge. Assets classified as held for sale, namely 50 West 23rd Street, 1370 Broadway and 875 Bridgeport Avenue, Shelton, CT, are excluded from the following discussion.

Rental Revenues
(in millions)

	2003	2002	$ Change	% Change
Rental revenue	**$233.0**	$179.5	$53.5	29.8%
Escalation and reimbursement revenue	**42.2**	27.2	15.0	55.2
Signage revenue	**1.0**	1.5	(0.5)	(33.3)
Total	**$276.2**	$208.2	$68.0	32.7%
Same-Store Properties	**$223.2**	$208.6	$14.6	7.0%
2003 Acquisitions	**50.6**	—	50.6	—
Other	**2.4**	(0.4)	2.8	700.0
Total	**$276.2**	$208.2	$68.0	32.7%

Despite a decrease in occupancy in the Same-Store Properties from 96.9% in 2002 to 95.8% in 2003, rental revenue in the Same-Store Properties increased because new cash rents on previously occupied space by new tenants at

Same-Store Properties was 6.5% higher than the previously fully escalated rent (i.e., the latest annual rent paid on the same space by the old tenant).

At December 31, 2003, we estimated that the current market rents on our wholly-owned properties were approximately 1.0% higher than then existing in-place fully escalated rents. Approximately 8.0% of the space leased at wholly-owned properties expires during 2004. We believe that occupancy rates will remain relatively flat at the Same-Store Properties in 2004.

The increase in escalation and reimbursement revenue was primarily due to the recoveries at the Same-Store Properties ($9.6 million) and the 2003 Acquisitions ($5.4 million). The increase in recoveries at the Same-Store Properties was due to real estate tax recoveries ($6.9 million), operating expense recoveries ($1.5 million) and electric recoveries ($1.2 million). We recovered approximately 90% of our electric costs at our Same-Store Properties during 2003.

Investment and Other Income
(in millions)

	2003	2002	$ Change	% Change
Equity in net income of unconsolidated joint ventures	**$14.9**	$18.4	$(3.5)	(19.0)%
Investment and preferred equity income	**22.1**	23.2	(1.1)	(4.7)
Other	**10.6**	5.6	5.0	89.3
Total	**$47.6**	$47.2	$ 0.4	0.9%

The decrease in equity in net income of unconsolidated joint ventures was primarily due to lower occupancy levels in 2003 compared to 2002. Occupancy at our joint venture properties decreased from 97.3% in 2002 to 95.8% in 2003. At December 31, 2003, we estimated that current market rents at our joint venture properties were approximately 14.4% higher than then existing in-place fully escalated rents. Approximately 3.7% of the space leased at our joint venture properties expires during 2004. Our acquisition of a 45% interest in 1221 Avenue of the Americas in late December 2003 is expected to significantly increase our equity in net income of unconsolidated joint ventures in 2004.

The decrease in investment income from structured finance investments primarily represents a decrease in preferred equity income ($3.7 million) as a result of the redemption of the preferred equity investment in 220 East 42nd Street in March 2003. This was partially offset by an increase in investment income from mezzanine transactions ($2.7 million). The weighted average investment balance outstanding and yield were $135.8 million and 11.72%, respectively, for 2003 compared to $160.4 million and 13.1%, respectively, for 2002.

The increase in other income was primarily due to lease buyout income ($0.8 million) and gains from the sale of non-real estate assets ($1.1 million). The balance represents fee income earned by the service corporation ($3.3 million), which was accounted for under the equity method prior to July 1, 2003.

Property Operating Expenses
(in millions)

	2003	2002	$ Change	% Change
Operating expenses (excluding electric)	**$ 61.0**	$41.0	$20.0	48.8%
Electric costs	**19.5**	15.2	4.3	28.3
Real estate taxes	**44.5**	28.3	16.2	57.2
Ground rent	**13.6**	12.6	1.0	7.9
Total	**$138.6**	$97.1	$41.5	42.7%
Same-Store Properties	**$108.2**	$93.8	$14.4	15.4%
2003 Acquisitions	**24.5**	—	24.5	—
Other	**5.9**	3.3	2.6	78.8
Total	**$138.6**	$97.1	$41.5	42.7%

Same-Store Properties operating expenses, excluding real estate taxes ($8.0 million), increased approximately $6.4 million. There were increases in insurance premiums from policy renewals ($2.4 million), advertising, professional and management costs ($1.3 million), repairs, maintenance and security expenses ($0.4 million) and utility costs ($1.7 million).

The increase in electric costs was primarily due to higher electric usage in 2003 compared to 2002, as well as an increase in the square footage of wholly-owned properties.

The increase in real estate taxes was primarily attributable to the Same-Store Properties ($8.0 million) due to higher assessed property values and increased tax rates and the 2003 Acquisitions ($8.3 million).

Other Expenses
(in millions)

	2003	2002	$ Change	% Change
Interest expense	**$ 45.5**	$35.4	$10.1	28.5%
Depreciation and amortization expense	**47.3**	37.6	9.7	25.8
Marketing, general and administrative expenses	**17.1**	13.3	3.8	28.6
Total	**$109.9**	$86.3	$23.6	27.4%

The increase in interest expense was primarily attributable to costs associated with new investment activity ($15.1 million) and the funding of ongoing capital projects and working capital requirements ($0.3 million). This was partially offset by reduced interest costs due to dispositions ($4.4 million) and floating rate debt ($0.5 million), due to the weighted average interest rate decreasing from 6.31% for the year ended December 31, 2002 to 5.66% for the year ended December 31, 2003. As a result of the new investment activity, the weighted average debt balance increased from $555.6 million as of December 31, 2002 to $756.4 million as of December 31, 2003.

Marketing, general and administrative expenses increased primarily as a result of higher compensation awards. Despite this, we have reduced our marketing, general and administrative costs to 5.5% of total revenues in 2003 compared to 5.6% in 2002.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

The following comparison for the year ended December 31, 2002, or 2002, to the year ended December 31, 2001, or 2001, makes reference to the following: (i) the effect of the "Same-Store Properties," which represents all properties owned by us at January 1, 2001 and at December 31, 2002 and total 15 of our 19 wholly-owned properties, representing approximately 83% of our annualized rental revenue, (ii) the effect of the "2001 Acquisitions," which represents all properties acquired in 2001, namely, 317 Madison Avenue (June 2001), (iii) the effect of the "2001 Dispositions," which represents all properties disposed of in 2001, namely, 633 Third Avenue (January 2001), One Park Avenue which was contributed to a joint venture (May 2001) and 1412 Broadway (June 2001), and (iv) "Other," which represents corporate level items not allocable to specific properties, eEmerge and assets of which a portion was sold, namely, 110 East 42nd Street. Assets classified as held for sale are excluded from the following discussion.

Rental Revenues
(in millions)

	2002	2001	$ Change	% Change
Rental revenue	$179.5	$190.0	$(10.5)	(5.2)%
Escalation and reimbursement revenue	27.2	29.2	(2.0)	(6.9)
Signage revenue	1.5	1.5	—	—
Total	$208.2	$220.7	$(12.5)	(5.7)%
Same-Store Properties	$186.5	$184.3	$ 2.2	1.2%
2001 Acquisitions	15.2	8.0	7.2	90.0
2001 Dispositions	—	21.3	(21.3)	(100.0)
Other	6.5	7.1	(0.6)	(8.5)
Total	$208.2	$220.7	$(12.5)	(5.7)%

Rental revenue in the Same-Store Properties was primarily flat despite a decrease in occupancy from 97.4% in 2001 to 97.1% in 2002. The revenue increase is primarily due to annualized rents from replacement rents on previously occupied space at Same-Store Properties being 41.0% higher than previous fully escalated rents.

We estimated that the current market rents on our wholly-owned properties were approximately 6.6% higher than existing in-place fully escalated rents. Approximately 10.2% of the space leased at wholly-owned properties was expected to expire during 2003.

The decrease in escalation and reimbursement revenue was primarily due to the 2001 Dispositions ($4.1 million). This was partially offset by increased recoveries at the Same-Store Properties ($1.0 million) and the 2001 Acquisitions ($1.2 million). We recovered approximately 89% of our electric costs at our Same-Store Properties during 2002.

Investment and Other Income
(in millions)

	2002	2001	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$18.4	$ 8.6	$ 9.8	114.0%
Investment and preferred equity income	23.2	17.4	5.8	33.3
Other	5.6	2.8	2.8	100.0
Total	$47.2	$28.8	$18.4	63.9%

The increase in equity in net income of unconsolidated joint ventures was due to an increase in the square footage of our joint venture properties from 3.1 million square feet in 2001 to 4.6 million square feet in 2002. The increase was primarily due to One Park Avenue being included for all of 2002, but only seven months of 2001 and 1515 Broadway being included for seven months in 2002 and none in 2001. This was partially offset by 469 Seventh Avenue, which was sold in June 2002. Occupancy at the joint venture properties decreased from 98.4% in 2001 to 97.3% in 2002. We estimated that current market rents were approximately 20.8% higher than existing in-place fully escalated rents at our joint venture properties. Approximately 10.9% of the space leased at joint venture properties was expected to expire during 2003.

The increase in investment income primarily represents interest income from structured finance transactions ($6.8 million). The weighted average loan balance outstanding and yield were $160.4 million and 13.1%, respectively, for 2002 compared to $94.2 million and 15.6%, respectively, for 2001. This was offset by a decrease in interest income from excess cash on hand ($1.0 million).

The increase in other income was primarily due to management and asset management fees earned from joint ventures ($2.2 million) due to the increase in the size of the joint venture portfolio compared to prior periods. The balance of the increase was due to the receipt of an acquisition break-up fee ($0.3 million) and a gain on the sale of mortgage recording tax credits ($0.6 million).

Property Operating Expenses
(in millions)

	2002	2001	$ Change	% Change
Operating expenses (excluding electric)	$41.0	$37.7	$ 3.3	8.8%
Electric costs	15.2	17.6	(2.4)	(13.6)
Real estate taxes	28.3	28.8	(0.5)	(1.7)
Ground rent	12.6	12.6	—	—
Total	$97.1	$96.7	$ 0.4	0.4%
Same-Store Properties	$84.0	$81.1	$ 2.9	3.6%
2001 Acquisitions	6.4	3.7	2.7	73.0
2001 Dispositions	—	7.2	(7.2)	(100.0)
Other	6.7	4.7	2.0	42.6
Total	$97.1	$96.7	$ 0.4	0.4%

Same-Store Properties operating expenses, excluding real estate taxes, were relatively flat. There were increases in security costs and insurance ($1.5 million), advertising ($0.2 million), operating payroll ($0.2 million), management ($0.9 million) and repairs and maintenance ($0.5 million). These increases were partially offset by decreases in professional fees ($0.3 million), electric costs ($1.0 million), and lower steam costs ($0.5 million).

The decrease in electric costs was primarily due to lower electric rates in 2002 compared to 2001.

The decrease in real estate taxes was primarily attributable to the 2001 Dispositions which decreased real estate taxes by $2.8 million. This was partially offset by an increase in real estate taxes attributable to the Same-Store Properties ($1.5 million) due to higher assessed property values and the 2001 Acquisitions ($0.9 million).

Other Expenses
(in millions)

	2002	2001	$ Change	% Change
Interest expense	$35.4	$43.9	$(8.5)	(19.4)%
Depreciation and amortization expense	37.6	35.8	1.8	5.0
Marketing, general and administrative expenses	13.3	15.4	(2.1)	(13.6)
Total	$86.3	$95.1	$(8.8)	(9.3)%

The decrease in interest expense was primarily attributable to lower average debt levels due to dispositions ($10.6 million) and reduced interest costs on floating rate debt ($3.6 million). The 2001 balance also includes $0.3 million associated with the reclassification of an extraordinary item related to the early extinguishment of debt to interest expense. This was partially offset by increases due to costs associated with new investment activity ($5.2 million), and the funding of ongoing capital projects and working capital reserves ($0.5 million). The weighted average interest rate decreased from 6.91% for the year ended December 31, 2001 to 6.31% for the year ended December 31, 2002 and the weighted average debt balance increased from $492.0 million to $555.6 million for these same periods.

Marketing, general and administrative expenses decreased primarily due to a one time $1.0 million donation made in 2001 to the Twin Towers Fund and a decrease in corporate advertising ($0.5 million) in 2002. We have reduced our marketing, general and administrative costs to 5.6% of total revenues in 2002 compared to 6.4% in 2001.

Liquidity and Capital Resources

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties and for structured finance investments will include: (1) cash flow from operations; (2) borrowings under our secured and unsecured revolving credit facilities; (3) other forms of secured or unsecured financing; (4) proceeds from common or preferred equity or debt offerings by us or the Operating Partnership (including issuances of limited partnership units in the Operating Partnership); and (5) net proceeds from divestitures of properties. Additionally, we believe that our joint venture investment programs will also continue to serve as a source of capital for acquisitions and structured finance investments. We believe that our sources of working capital, specifically our cash flow from operations and borrowings available under our unsecured and secured revolving credit facilities, and our ability to access private and public debt and equity capital, are adequate for us to meet our short-term and long-term liquidity requirements for the foreseeable future.

Cash Flows

2003 Compared to 2002

Net cash provided by operating activities decreased $23.6 million to $78.3 million for the year ended December 31, 2003 compared to $101.9 million for the year ended December 31, 2002. Operating cash flow was primarily generated by the Same-Store Properties and 2003 Acquisitions, as well as the structured finance investments, but was reduced by the decrease in operating cash flow from the properties sold in 2003.

Net cash used in investing activities increased $439.1 million to $491.4 million for the year ended December 31, 2003 compared to $52.3 million for the year ended December 31, 2002. The increase was due primarily to the purchase of 1221 Avenue of the Americas in 2003 of which our share of the cash invested was approximately $385.1 million. This was offset by the receipt of net proceeds from the sale of 50 West 23rd Street, 1370 Broadway and 875 Bridgeport Avenue, Shelton, CT ($119.1 million). In addition, there was an increase in acquisitions and capital improvements in 2003 ($81.2 million and $22.5 million, respectively) as compared to 2002 (none and $26.7 million, respectively). This relates primarily to the acquisitions of 220 East 42nd Street, condominium interests in 125 Broad

Street and 461 Fifth Avenue. In addition, there were net originations of structured finance investments ($169.3 million) in 2003 compared to 2002.

Net cash provided by financing activities increased $398.4 million to $393.6 million for the year ended December 31, 2003 compared to $4.8 million of net cash used for the year ended December 31, 2002. The increase was primarily due to new mortgage financings and draws under our credit facilities and term loans ($598.0 million) being greater than repayments ($346.9 million). In addition, we received net proceeds of $152.0 million from the sale of our 7.625% Series C cumulative redeemable preferred stock in 2003.

2002 Compared to 2001

Net cash provided by operating activities increased $21.3 million to $101.9 million for the year ended December 31, 2002 compared to $80.6 million for the year ended December 31, 2001. Operating cash flow was primarily generated by the Same-Store Properties and 2001 Acquisitions, as well as the structured finance investments, but was reduced by the decrease in operating cash flow from the 2001 Dispositions and contributions to a joint venture.

Net cash used in investing activities decreased $367.8 million to $52.3 million for the year ended December 31, 2002 compared to $420.1 million for the year ended December 31, 2001. The decrease was due primarily to the acquisitions of One Park Avenue ($233.9 million) and 1370 Broadway ($50.5 million) in January 2001 compared to no acquisitions of wholly-owned properties in 2002. Approximately $50.2 million of the 2001 acquisitions was funded out of restricted cash set aside from the sale of 17 Battery Place South. The investing activity in 2002 related primarily to the joint venture investment in connection with the acquisition of 1515 Broadway in May 2002. The change in structured finance investments relates primarily to the timing of originations and repayments or participations of these investments.

Net cash used in financing activities decreased $346.7 million to $4.8 million of net cash used for the year ended December 31, 2002 compared to $341.9 million of net cash provided for the year ended December 31, 2001. The decrease was primarily due to lower borrowing requirements due to the decrease in acquisitions, which would have been funded with mortgage debt and draws under the line of credit. In addition, the 2001 financing activities include the $148.4 million in net proceeds from a common stock offering.

Capitalization

On January 16, 2004, we sold 1,800,000 shares of common stock under our shelf registration statement. The net proceeds from this offering ($73.9 million) were used to pay down our unsecured revolving credit facility.

On December 12, 2003, we sold 6,300,000 shares of our 7.625% Series C cumulative redeemable preferred stock under our shelf registration statement. A portion of the net proceeds from this offering ($152.0 million) were used to pay down our secured and unsecured revolving credit facilities.

On September 30, 2003, we converted our 4,600,000 PIERS into 4,698,880 shares of our common stock.

On July 25, 2001, we sold 5,000,000 shares of common stock under our shelf registration statement. The net proceeds from this offering ($148.4 million) were used to pay down our unsecured revolving credit facility.

Rights Plan

We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our common shareholders will be entitled to purchase from us a new created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a purchase announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 17% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 17% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. We registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2003 and 2002, we issued 68,453 and 71 common shares and received approximately $2,500,000 and $2,000 of proceeds from dividend reinvestments and/or stock purchases under the DRIP, respectively. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

At the May 2003 meeting of our board of directors, our board ratified a long-term, seven-year compensation program for certain members of senior management. The program, which measures our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of our common equity are to achieve a 40% total return, or baseline return, during the measurement period over a base share price of $30.07 per share before any restricted stock awards are granted. Plan participants will receive an award of restricted stock in an amount between 8% and 10% of the excess total return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our 1997 Stock Option and Incentive Plan, as amended, which was previously approved through a shareholder vote in May 2002. We will record the expense of the restricted stock award in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123, or SFAS 123, "Accounting for Stock-Based Compensation." The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25.5 million) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $0.5 million related to this plan was recorded during the year ended December 31, 2003.

Market Capitalization

At December 31, 2003, borrowings under our mortgage loans, secured and unsecured revolving credit facilities and term loans (excluding our share of joint venture debt of $473.6 million) represented 39.3% of our consolidated market capitalization of $2.9 billion (based on a common stock price of $41.05 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2003). Market capitalization includes our consolidated debt, common and preferred stock and the conversion of all units of limited partnership interest in our Operating Partnership, but excludes our share of joint venture debt.

Indebtedness

The table below summarizes our consolidated mortgage, secured and unsecured revolving credit facilities and term loans outstanding at December 31, 2003 and 2002, respectively (in thousands).

December 31,	2003	2002
Debt Summary:		
Balance		
Fixed rate	**$ 515,871**	$232,972
Variable rate—hedged	**270,000**	233,254
Total fixed rate	**785,871**	466,226
Variable rate	**267,578**	74,000
Variable rate—supporting variable rate assets	**66,000**	22,178
Total variable rate	**333,578**	96,178
Total	**$1,119,449**	$562,404
Percent of Total Debt:		
Total fixed rate	**70.20%**	82.90%
Variable rate	**29.80%**	17.10%
Total	**100.00%**	100.00%
Effective Interest Rate for the Year:		
Fixed rate	**6.77%**	7.49%
Variable rate	**2.85%**	3.26%
Effective interest rate	**5.66%**	6.31%

The variable rate debt shown above bears interest at an interest rate based on LIBOR (1.12% at December 31, 2003). Our debt on our wholly-owned properties at December 31, 2003 had a weighted average term to maturity of approximately 4.6 years.

As of December 31, 2003, we had 12 structured finance investments collateralizing our secured revolving credit facility. These structured finance investments, totaling $155.7 million, partially mitigate our exposure to interest rate changes on our unhedged variable rate debt.

Mortgage Financing

As of December 31, 2003, our total mortgage debt (excluding our share of joint venture debt of approximately $473.6 million) consisted of approximately $515.9 million of fixed rate debt, including hedged variable rate debt, with an effective weighted average interest rate of approximately 6.87% and no unhedged variable rate debt.

Revolving Credit Facilities

Unsecured Revolving Credit Facility

We currently have a $300.0 million unsecured revolving credit facility, which matures in March 2006. This unsecured revolving credit facility has an automatic one-year extension option provided that there are no events of default under the loan agreement. At December 31, 2003, $170.0 million was outstanding under this unsecured revolving credit facility and carried an effective annual weighted average interest rate of 2.77%. Availability under this unsecured revolving credit facility at December 31, 2003 was further reduced by the issuance of letters of credit in the amount of $4.0 million.

Secured Revolving Credit Facility

We also have a $75.0 million secured revolving credit facility, which matures in December 2004. This secured revolving credit facility had an automatic one-year extension option which was exercised in December 2003. We are currently in the market to extend and upsize this facility. This secured revolving credit facility is secured by various structured finance investments. At December 31, 2003, $66.0 million was outstanding under this secured revolving credit facility and carried an effective annual weighted average interest rate of 2.68%.

Term Loans

On December 5, 2002, we obtained a $150.0 million unsecured term loan. We immediately borrowed $100.0 million under this unsecured term loan to repay approximately $100.0 million of the outstanding balance under our unsecured revolving credit facility. Effective June 5, 2003, the unsecured term loan was increased to $200.0 million and the term was extended by six months to June 2008. As of December 31, 2003, we had $200.0 million outstanding under the unsecured term loan at the rate of 150 basis points over LIBOR. To limit our exposure to the variable LIBOR rate we entered into swap agreements to fix the LIBOR rate on the entire unsecured term loan. The effective annual interest rate on the unsecured term loan was 3.63% for 2003.

On December 29, 2003, we closed on a $100.0 million five-year non-recourse term loan, secured by a pledge of the Company's partnership interest in 1221 Avenue of the Americas. This term loan has a floating rate of 150 basis points over the current LIBOR rate (2.62% at December 31, 2003).

Restrictive Covenants

The terms of our unsecured and secured revolving credit facilities and term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal income tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2003 and 2002, we were in compliance with all such covenants.

Market Rate Risk

We are exposed to changes in interest rates primarily from our floating rate borrowing arrangements. We use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for 2003 and 2002, would increase our annual interest cost by approximately $3.4 million and $1.3 million and would increase our share of joint venture annual interest cost by approximately $2.3 million and $1.7 million, respectively.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $785.9 million of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on our variable rate debt and joint venture debt as of December 31, 2003 ranged from LIBOR plus 140 basis points to LIBOR plus 450 basis points.

Contractual Obligations

Combined aggregate principal maturities of mortgages and notes payable, revolving credit facilities, term loans and our share of joint venture debt, excluding extension options, and our obligations under our capital lease and ground leases, as of December 31, 2003 are as follows:

	Property Mortgages	Revolving Credit Facilities	Term Loans	Capital Lease	Ground Leases	Total	Joint Venture Debt
2004	$ 3,395	$ 66,000	$ 67,578	$ 1,290	$ 14,195	$ 152,458	$231,651
2005	51,405	—	—	1,322	14,195	66,922	83,425
2006	4,222	170,000	—	1,416	13,301	188,939	79,739
2007	80,954	—	1,324	1,416	12,408	96,102	1,058
2008	7,666		298,676	1,416	12,408	320,166	21,863
Thereafter	368,229	—	—	54,736	310,283	733,248	55,821
	$515,871	$236,000	$367,578	$61,596	$376,790	$1,557,835	$473,557

Off-Balance Sheet Arrangements

We have a number of off-balance sheet investments, including joint ventures and structured finance investments. These investments all have varying ownership structures. Substantially all of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Structured Finance Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying financial statements. Additional information about the debt of our unconsolidated joint ventures is included in "Contractual Obligations" above.

Capital Expenditures

We estimate that for the year ending December 31, 2004, we will incur approximately $37.2 million of capital expenditures (including tenant improvements and leasing commissions) on existing wholly-owned properties and our share of capital expenditures at our joint venture properties will be approximately $13.1 million. Of those total capital expenditures, approximately $5.4 million for wholly-owned properties and $0.8 million for our share of capital expenditures at our joint venture properties are dedicated to redevelopment costs, including compliance with New York City local law 11. We expect to fund these capital expenditures with operating cash flow, borrowings under our credit facilities, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion. We believe that we will have sufficient resources to satisfy our capital needs during the next 12-month period. Thereafter, we expect that our capital needs will be met through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

We expect to pay dividends to our stockholders based on the distributions we receive from the Operating Partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Based on our current annual dividend rate of $2.00 per share, we would pay approximately $81.1 million in dividends. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our unsecured and secured credit facilities, and our unsecured term loan, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

Related Party Transactions

Cleaning Services

First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services with respect to certain of the properties owned by us. First Quality is owned by Gary Green, a son of Stephen L. Green, our chairman of the Board and former chief executive officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by us to First Quality for services provided (excluding services provided directly to tenants) was approximately $4.3 million in 2003, $3.4 million in 2002 and $3.6 million in 2001. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2012 and provides for annual rental payments of approximately $295,000.

Security Services

Classic Security LLC, or Classic Security, provides security services with respect to certain properties owned by us. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $3.7 million in 2003, $3.2 million in 2002 and $2.2 million in 2001.

Messenger Services

Bright Star Couriers LLC, or Bright Star, provides messenger services with respect to certain properties owned by us. Bright Star is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $145,000 in 2003, $87,000 in 2002 and none in 2001.

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, New York, New York pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $64,000. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease is offset against a consulting fee, of $10,000 per month, we pay to her under a consulting agreement which is cancelable upon 30-days notice.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $237,000 in 2003, $242,000 in 2002 and $206,000 in 2001.

Management Indebtedness

On January 17, 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1,000,000 pursuant to his amended and restated employment and noncompetition agreement. This loan bears interest at the applicable federal rate per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan is forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. On April 17, 2000, Mr. Holliday received a loan from us in the principal amount of $300,000, with a maturity date of July 17, 2003. This loan bears interest at a rate of 6.60% per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. On May 14, 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) is forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. The balance outstanding on this loan, including accrued interest, was $284,000 on December 31, 2003. In addition, the $300,000 loan shall be forgiven if and when the $1,000,000 loan that Mr. Holliday received pursuant to his amended and restated employment and non-competition agreement is forgiven.

Brokerage Services

Sonnenblick-Goldman Company, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $85 million of first mortgage financing for 1250 Broadway in 2001 and $35 million of first mortgage financing for 673 First Avenue in 2003. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financing. The fees paid by us to Sonnenblick for such services was approximately $175,000 in 2003, none in 2002 and $319,000 in 2001. In 2003, we also paid $623,000 to Sonnenblick in connection with the acquisition of 461 Fifth Avenue and $225,000 in connection with the refinancing of 180 Madison Avenue.

Investments

The ownership interests in NJMA Centennial, an entity in which we held an indirect non-controlling 10% ownership interest, were sold in May 2003 for $4.5 million to NJMA Centennial Owners, LLC, the managing member of which is an affiliate of the Schultz Organization. The sole asset of NJMA Centennial is 865 Centennial Avenue, a 56,000 square foot office/industrial property located in Piscataway, New Jersey. Under NJMA Centennial's Operating Agreement, we had no authority with respect to the sale. Marc Holliday, one of our executive officers, invested $225,000 in a non-managing membership interest in the entity acquiring the property. Our board of directors determined that this was not an appropriate investment opportunity for us and approved the investment by the executive officer prior to the transaction occurring.

Other

Insurance

The real estate industry witnessed a sharp rise in property insurance costs after the terrorist attacks on September 11, 2001. Recently, there has been some stabilizing of these costs, primarily as a result of Federal legislation that required insurance companies to provide terrorism coverage while providing a financial backstop in the event of a terrorist attack. We recently renewed our insurance policy. We carry comprehensive all risk (fire, flood, extended coverage and rental loss insurance) and liability insurance with respect to our property portfolio. This policy has a limit of $350 million of terrorism coverage for the properties in our portfolio and expires in October 2004. 1515 Broadway has stand-alone insurance coverage, which provides for full all risk coverage, but has a limit of $300 million in terrorism coverage. This policy will expire in May 2004. We are currently in the market to renew this policy. We also have a separate policy for 1221 Avenue of the Americas in which we participate with the Rockefeller Group Inc. in a blanket policy providing $1.2 billion of all risk property insurance along with $1.0 billion of insurance for terrorism. While we believe our insurance coverage is appropriate, in the event of a major catastrophe resulting from an act of terrorism, we may not have sufficient coverage to replace a significant property. We do not know if sufficient insurance coverage will be available when the current policies expire, nor do we know the costs for obtaining renewal policies containing terms similar to our current policies. In addition, our policies may not cover properties that we may acquire in the future, and additional insurance may need to be obtained prior to October 2004, or in the case of 1515 Broadway, May 2004.

Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), ground leases and our secured and unsecured revolving credit facilities and unsecured term loan, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions. In addition, if lenders insist on full coverage for these risks, it would adversely affect our ability to finance and/or refinance our properties and to expand our portfolio or result in substantially higher insurance premiums.

Funds from Operations

The revised White Paper on Funds from Operations, or FFO, approved by the Board of Governors of NAREIT in October 1999 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. We compute FFO in accordance with the current standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than us. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

Funds from Operations for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands):

Year Ended December 31,	2003	2002	2001
Income before minority interest, gain on sales, preferred stock dividends and cumulative effect adjustment	**$ 75,179**	$ 72,233	$ 56,558
Add:			
Depreciation and amortization	**47,282**	37,600	35,845
FFO from discontinued operations	**4,134**	8,890	9,094
FFO adjustment for unconsolidated joint ventures	**13,982**	11,025	6,575
Less:			
Dividends on convertible preferred shares	**(6,693)**	(9,200)	(9,200)
Dividends on perpetual preferred shares	**(625)**	—	—
Amortization of deferred financing costs and depreciation on non-rental real estate assets	**(4,478)**	(4,318)	(4,456)
Funds From Operations—basic	**128,781**	116,230	94,416
Dividends on preferred shares	**6,693**	9,200	9,200
Funds From Operations—diluted	**$ 135,474**	$125,430	$ 103,616
Cash flows provided by operating activities	**$ 78,250**	$101,948	$ 80,588
Cash flows used in investing activities	**$(491,369)**	$ (52,328)	$(420,061)
Cash flows provided by *(used in)* financing activities	**$ 393,645**	$ (4,793)	$ 341,873

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations, as well as operating expense recoveries based on increases in the Consumer Price Index or other measures such as porters' wage. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 will be effective by March 31, 2004, for all variable interests. The adoption of this pronouncement effective July 1, 2003 for the Service Corporation had no impact on the Company's results of operations or cash flows, but resulted in a gross-up of assets and liabilities by $2.5 million and $0.6 million, respectively (see Note 7). The Company is still evaluating the impact on its structured finance portfolio (see Note 6).

On April 30, 2003, FASB issued SFAS No. 149, or SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2003, FASB issued SFAS No. 150, or SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The implementation of SFAS 150 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements relate to, without limitation, our future capital expenditures, dividends and acquisitions (including the amount and nature thereof) and other development trends of the real estate industry and the Manhattan office market, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which we have made assumptions are general economic and business (particularly real estate) conditions either nationally or in New York City being less favorable than expected, the potential impact of terrorist attacks on the national, regional and local economies including in particular, the New York City area and our tenants, the business opportunities that may be presented to and pursued by us, changes in laws or regulations (including changes to laws governing the taxation of REITs), risk of acquisitions, availability of capital (debt and equity), interest rate fluctuations, competition, supply and demand for properties in our current and any proposed market areas, tenants' ability to pay rent at current or increased levels, accounting principles, policies and guidelines applicable to REITs, environmental risks, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, many of which are beyond our control. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
(Amounts in thousands, except per share data)		
Assets		
Commercial real estate properties, at cost:		
Land and land interests	**$ 168,032**	$ 131,078
Building and improvements	**849,013**	683,165
Building leasehold and improvements	**317,178**	149,326
Property under capital lease	**12,208**	12,208
	1,346,431	975,777
Less: accumulated depreciation	**(156,768)**	(126,669)
	1,189,663	849,108
Assets held for sale	**—**	41,536
Cash and cash equivalents	**38,546**	58,020
Restricted cash	**59,542**	29,082
Tenant and other receivables, net of allowance of $7,533 and $5,927 in 2003 and 2002, respectively	**13,165**	6,587
Related party receivables	**6,610**	4,868
Deferred rents receivable, net of allowance of $7,017 and $6,575 in 2003 and 2002, respectively	**63,131**	55,731
Investment in and advances to affiliates	**—**	3,979
Structured finance investments, net of discount of $44 and $205 in 2003 and 2002, respectively	**218,989**	145,640
Investments in unconsolidated joint ventures	**590,064**	214,644
Deferred costs, net	**39,277**	35,511
Other assets	**42,854**	28,464
Total assets	**$2,261,841**	$1,473,170
Liabilities and Stockholders' Equity		
Mortgage notes payable	**$ 515,871**	$ 367,503
Revolving credit facilities	**236,000**	74,000
Term loans	**367,578**	100,000
Derivative instruments at fair value	**9,009**	10,962
Accrued interest payable	**3,500**	1,806
Accounts payable and accrued expenses	**43,835**	41,197
Deferred compensation awards	**—**	1,329
Deferred revenue/gain	**8,526**	3,096
Capitalized lease obligation	**16,168**	15,862
Deferred land leases payable	**15,166**	14,626
Dividend and distributions payable	**18,647**	17,436
Security deposits	**21,968**	20,948
Liabilities related to assets held for sale	**—**	21,321
Total liabilities	**1,256,268**	690,086
Commitments and Contingencies		
Minority interest in Operating Partnership	**54,281**	44,039
Minority interest in partially-owned entities	**510**	679
8% Preferred Income Equity Redeemable Shares[SM] $0.01 par value $25.00 mandatory liquidation preference, 25,000 authorized and none and 4,600 outstanding at December 31, 2003 and 2002, respectively	**—**	111,721
Stockholders' Equity		
Series C preferred stock, $0.01 par value, $25.00 liquidation performance, 6,300 and none issued and outstanding at December 31, 2003 and 2002, respectively	**151,981**	—
Common stock, $0.01 par value 100,000 shares authorized and 36,016 and 30,422 issued and outstanding at December 31, 2003 and 2002, respectively	**360**	304
Additional paid-in-capital	**728,882**	592,585
Deferred compensation plans	**(8,446)**	(5,562)
Accumulated other comprehensive loss	**(961)**	(10,740)
Retained earnings	**78,966**	50,058
Total stockholders' equity	**950,782**	626,645
Total liabilities and stockholders' equity	**$2,261,841**	$1,473,170

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2003	2002	2001
(Amounts in thousands, except per share data)			
Revenues			
Rental revenue, net	**$233,033**	$179,520	$189,919
Escalation and reimbursement	**42,223**	27,203	29,194
Signage rent	**968**	1,488	1,522
Investment income	**17,988**	15,396	14,808
Preferred equity income	**4,098**	7,780	2,561
Other income	**10,647**	5,570	2,764
Total revenues	**308,957**	236,957	240,768
Expenses			
Operating expenses including $8,081 (2003), $6,745 (2002) and $5,805 (2001) to affiliates	**80,460**	56,172	55,290
Real estate taxes	**44,524**	28,287	28,806
Ground rent	**13,562**	12,637	12,579
Interest	**45,493**	35,421	43,869
Depreciation and amortization	**47,282**	37,600	35,845
Marketing, general and administrative	**17,131**	13,282	15,374
Total expenses	**248,452**	183,399	191,763
Income from continuing operations before equity in net income (loss) from affiliates, equity in net income of unconsolidated joint ventures, gain on sale, minority interest, cumulative effect adjustment and discontinued operations	**60,505**	53,558	49,005
Equity in net income (loss) from affiliates	**(196)**	292	(1,054)
Equity in net income of unconsolidated joint ventures	**14,870**	18,383	8,607
Income from continuing operations before gain on sale, minority interest, cumulative effect adjustment and discontinued operations	**75,179**	72,233	56,558
Equity in net gain on sale of joint venture property	**3,087**	—	—
Gain on sale of rental properties	—	—	4,956
Minority interest in partially-owned entities	**(79)**	—	—
Minority interest in Operating Partnership attributable to continuing operations	**(4,545)**	(4,286)	(4,084)
Income from continuing operations before cumulative effect adjustment	**73,642**	67,947	57,430
Cumulative effect of change in accounting principle, net of minority interest	—	—	(532)
Net income from continuing operations	**73,642**	67,947	56,898
Net income from discontinued operations, net of minority interest	**3,191**	6,384	6,103
Gain on sale of discontinued operations, net of minority interest	**21,326**	—	—
Net income	**98,159**	74,331	63,001
Preferred stock dividends	**(7,318)**	(9,200)	(9,200)
Preferred stock accretion	**(394)**	(490)	(458)
Net income available to common shareholders	**$ 90,447**	$ 64,641	$ 53,343
Basic earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	**$1.95**	$1.93	$ 1.59
Net income from discontinued operations	**0.10**	0.21	0.23
Gain on sale of discontinued operations	**0.66**	—	—
Gain on sale of joint venture property	**0.09**	—	0.18
Cumulative effect of change in accounting principle	—	—	(0.02)
Net income available to common shareholders	**$2.80**	$2.14	$ 1.98
Diluted earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	**$1.90**	$1.92	$ 1.59
Net income from discontinued operations	**0.09**	0.17	0.20
Gain on sale of discontinued operations	**0.59**	—	—
Gain on sale of joint venture property	**0.08**	—	0.17
Cumulative effect of change in accounting principle	—	—	(0.02)
Net income available to common shareholders	**$2.66**	$2.09	$ 1.94
Basic weighted average common shares outstanding	**32,265**	30,236	26,993
Diluted weighted average common shares and common share equivalents outstanding	**38,970**	37,786	29,808

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series C Preferred Stock	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Deferred Compensation Plans	Accumulated Other Comprehensive Loss	Retained Earnings	Total	Comprehensive Income
(Amounts in thousands, except per share data)									
Balance at December 31, 2000	$ —	24,516	$246	$428,698	$(5,037)	$ —	$ 31,166	$455,073	
Cumulative effect of accounting change						(811)		(811)	
Comprehensive Income:									
Net income							63,001	63,001	$ 63,001
Net unrealized loss on derivative instruments						(2,100)		(2,100)	(2,100)
SL Green's share of joint venture net unrealized gain on derivative instruments									109
Preferred dividend and accretion requirement							(9,657)	(9,657)	
Net proceeds from common stock offering and revaluation of minority interest ($2,927)		5,000	50	144,558				144,608	
Redemption of units		36		689				689	
Deferred compensation plan and stock award, net		166	1	4,122	(4,105)			18	
Amortization of deferred compensation plan					1,627			1,627	
Proceeds from stock options exercised		260	3	5,283				5,286	
Cash distributions declared ($1.605 per common share of which none represented a return of capital for federal income tax purposes)							(44,826)	(44,826)	
Balance at December 31, 2001	—	29,978	300	583,350	(7,515)	(2,911)	39,684	612,908	$ 61,010
Comprehensive Income:									
Net income							74,331	74,331	$ 74,331
Net unrealized loss on derivative instruments						(7,829)		(7,829)	(7,829)
SL Green's share of joint venture net unrealized loss on derivative instruments									(3,434)
Preferred dividends and accretion requirement							(9,690)	(9,690)	
Redemption of units		155	1	3,128				3,129	
Deferred compensation plan and stock award, net		(33)		(537)	534			(3)	
Amortization of deferred compensation plan					1,419			1,419	
Proceeds from stock options exercised		322	3	6,644				6,647	
Cash distributions declared ($1.7925 per common share of which none represented a return of capital for federal income tax purposes)							(54,267)	(54,267)	
Balance at December 31, 2002	—	30,422	304	592,585	(5,562)	(10,740)	50,058	626,645	$ 63,068
Comprehensive Income:									
Net income							**98,159**	**98,159**	**$ 98,159**
Net unrealized gain on derivative instruments						**9,779**		**9,779**	**9,779**
SL Green's share of joint venture net unrealized gain on derivative instruments									**1,474**
Preferred dividends and accretion requirement							**(7,712)**	**(7,712)**	
Redemption of units		**267**	**3**	**5,699**				**5,702**	
Proceeds from dividend reinvestment plan		**68**	**1**	**3,650**				**3,651**	
Deferred compensation plan and stock award, net		**213**	**2**	**6,668**	**(6,670)**			**—**	
Amortization of deferred compensation plan					**3,786**			**3,786**	
Conversion of preferred stock		**4,699**	**47**	**112,059**				**112,106**	
Net proceeds from preferred stock offering	**151,981**							**151,981**	
Proceeds from stock options exercised		**347**	**3**	**7,589**				**7,592**	
Stock-based compensation—fair value				**632**				**632**	
Cash distributions declared ($1.8950 per common share of which none represented a return of capital for federal income tax purposes)							**(61,539)**	**(61,539)**	
Balance at December 31, 2003	**$151,981**	**36,016**	**$360**	**$728,882**	**$(8,446)**	**$ (961)**	**$ 78,966**	**$950,782**	**$109,412**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003	2002	2001
(Amounts in thousands, except per share data)			
Operating Activities			
Net income	**$ 98,159**	$ 74,331	$ 63,001
Adjustment to reconcile net income to net cash provided by operating activities:			
Non-cash adjustments related to income from discontinued operations	**2,472**	2,508	3,007
Depreciation and amortization	**47,282**	37,600	35,845
Amortization of discount on structured finance investments	**(161)**	388	2,728
Cumulative effect of change in accounting principle	**—**	—	532
Gain on sale of rental properties	**(3,087)**	—	(4,956)
Gain on sale of discontinued operations	**(22,849)**	—	—
Write-off of deferred financing costs	**—**	—	430
Equity in net loss (income) from affiliates	**196**	(292)	1,054
Equity in net income from unconsolidated joint ventures	**(14,870)**	(18,383)	(8,607)
Minority interest	**4,624**	4,286	4,084
Deferred rents receivable	**(9,094)**	(8,929)	(10,329)
Allowance for bad debts	**1,606**	2,298	1,906
Amortization of deferred compensation	**3,786**	1,419	1,627
Changes in operating assets and liabilities:			
Restricted cash—operations	**3,313**	6,455	4,593
Tenant and other receivables	**(8,184)**	(604)	(3,119)
Related party receivables	**(1,742)**	(1,370)	(2,658)
Deferred lease costs	**(5,446)**	(7,297)	(4,702)
Other assets	**(16,290)**	(6,452)	(1,362)
Accounts payable, accrued expenses and other liabilities	**(5,062)**	15,479	(3,683)
Deferred revenue	**3,057**	(29)	269
Deferred land lease payable	**540**	540	928
Net cash provided by operating activities	**78,250**	101,948	80,588
Investing Activities			
Acquisitions of real estate property	**(81,214)**	—	(390,034)
Additions to land, buildings and improvements	**(22,532)**	(26,675)	(27,752)
Restricted cash—capital improvements/acquisitions	**(33,773)**	2,887	43,806
Investment in and advances to affiliates	**2,361**	(490)	(2,892)
Distribution from affiliate	**—**	739	—
Investments in unconsolidated joint ventures	**(385,067)**	(93,881)	(27,832)
Distributions from unconsolidated joint ventures	**36,469**	22,482	26,909
Net proceeds from disposition of rental property	**119,075**	—	95,079
Structured finance investments net of repayments/participations	**(126,688)**	42,610	(137,345)
Net cash used in investing activities	**(491,369)**	(52,328)	(420,061)
Financing Activities			
Proceeds from mortgage notes payable	**245,000**	—	237,178
Repayments of mortgage notes payable	**(298,294)**	(21,496)	(39,678)
Proceeds from revolving credit facilities and term loans	**628,000**	275,000	512,984
Repayments of revolving credit facilities	**(266,000)**	(195,931)	(464,427)
Proceeds from stock options exercised	**7,592**	6,647	5,286
Net proceeds from dividend reinvestment plan	**3,651**	—	—
Net proceeds from sale of common/preferred stock	**152,539**	—	148,373
Capitalized lease obligation	**306**	288	271
Dividends and distributions paid	**(70,868)**	(66,592)	(53,062)
Deferred loan costs	**(8,281)**	(2,709)	(5,052)
Net cash provided by (used in) financing activities	**393,645**	(4,793)	341,873
Net (decrease) increase in cash and cash equivalents	**(19,474)**	44,827	2,400
Cash and cash equivalents at beginning of period	**58,020**	13,193	10,793
Cash and cash equivalents at end of period	**$ 38,546**	$ 58,020	$ 13,193
Supplemental cash flow disclosures			
Interest paid	**$ 44,256**	$ 36,725	$ 46,712

In December 2003, 2002 and 2001, the Company declared distributions per share of $0.50, $0.465 and $0.4425, respectively. These distributions were paid in January 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of these financial statements.

December 31, 2003
(Dollars in thousands, except per share data)

1. Organization and Basis of Presentation

SL Green Realty Corp., also referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as the Service Corporation. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to shareholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level.

Substantially all of the Company's assets are held by, and its operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2003, minority investors held, in the aggregate, a 6.0% limited partnership interest in the Operating Partnership.

As of December 31, 2003, the Company's wholly-owned portfolio consisted of 20 commercial properties encompassing approximately 8.2 million rentable square feet located primarily in midtown Manhattan, or Manhattan, a borough of New York City. As of December 31, 2003, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 95.8%. The Company's portfolio also includes ownership interests in unconsolidated joint ventures, which own six commercial properties in Manhattan, encompassing approximately 6.9 million rentable square feet, and which had a weighted average occupancy of 95.8% as of December 31, 2003. In addition, the Company manages three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership or the Operating Partnership Agreement, all allocations of distributions and profits and losses are made in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the Operating Partnership, the Company is required to take such reasonable efforts, as determined by it in its sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by the Company to avoid any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement each limited partner will have the right to redeem units of limited partnership interest for cash, or if the Company so elects, shares of common stock on a one-for-one basis. In addition, the Company is prohibited from selling 673 First Avenue and 470 Park Avenue South through August 2009.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are wholly-owned or controlled by the Company or entities which are variable interest entities in which the Company is the primary beneficiary under the Financial Accounting Standards Board, or FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51" (see Note 5 and Note 6). FIN 46 will be fully adopted by March 31, 2004. Entities which are not controlled by the Company and entities which are variable interest entities, but where the Company is not the primary beneficiary are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	remaining lease term
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to $38,326, $29,488 and $27,514 for the years ended December 31, 2003, 2002 and 2001, respectively.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's real estate properties may be impaired. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. Management does not believe that the value of any of its rental properties was impaired at December 31, 2003 and 2002.

Results of operations of the properties acquired are included in the Statement of Operations from the date of acquisition.

In accordance with Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations," the Company allocates the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. The Company depreciates the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). The Company assesses fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

As a result of its evaluation, under SFAS 141, of acquisitions made, the Company recorded a deferred asset of $2,995 representing the net value of acquired above and below market leases and assumed lease origination costs. For the year ended December 31, 2003, the Company recognized a reduction in rental revenue of $155, for the amortization of above market leases and a reduction in lease origination costs, and additional building depreciation of $8, resulting from the reallocation of the purchase price of the applicable properties. The Company also recorded a deferred liability of $3,232 representing the value of a mortgage loan assumed at an above market interest rate. For the year ended December 31, 2003, the Company has recognized a $457 reduction in interest expense for the amortization of the above market mortgage.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities and is not considered to be the primary beneficiary under FIN 46. In all the joint ventures, the rights of the minority investor are both protective as well as participating. These rights preclude the Company from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet of the Company and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years (see Note 6). None of the joint venture debt is recourse to the Company.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of tenants as well as capital improvement and real estate tax escrows.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of the employees of the Company provide leasing services to the wholly-owned properties. A portion of their compensation, approximating $1,745, $1,745 and $1,663 for the years ended December 31, 2003, 2002 and 2001, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions which do not close are expensed in the period in which it is determined that the financing will not close.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. The Company establishes, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, the Company establishes the provision for possible credit losses by category of asset. When it is probable that the Company will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2003 or 2002.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheets.

Income Taxes

The Company is taxed as a REIT under Section 856(c) of the Code. As a REIT, the Company generally is not subject to Federal income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on its undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, the Company has elected or may elect to treat certain of its existing or newly created corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may perform non-customary services for tenants of the Company, hold assets that the Company cannot hold directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate Federal income tax.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with the Company's stock offerings are reflected as a reduction of additional paid-in-capital.

Stock-Based Employee Compensation Plans

Effective January 1, 2003, the Company elected to adopt FASB Statement No. 123, or SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 requires the use of option valuation models which determine the fair value of the option on the date of the grant. All employee stock option grants subsequent to January 1, 2003 will be expensed over the options' vesting periods based on the fair value at the date of the grant in accordance with SFAS 123. The Company expects minimal financial impact from the adoption of SFAS 123. To determine the fair value of the stock options granted, the Company uses a Black-Scholes option pricing model. Prior to January 1, 2003, the Company had applied Accounting Principles Board Opinion No. 25, or APB 25, and related interpretations in accounting for its stock option plans and reported pro forma disclosures in its Form 10-K filings by estimating the fair value of options issued and the related expense in accordance with SFAS 123. Accordingly, no compensation cost had been recognized for its stock option plans prior to the Company's adoption of SFAS 123.

In December 2002, the FASB issued Statement No. 148, or SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily adopts the fair value recognition method of recording stock option expense. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock options on reported net income and earnings per share in annual and interim financial statements. In accordance with SFAS 148, the Company adopted the prospective method of applying SFAS 123.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of the Company's stock on the business day preceding the grant date. Awards of stock, restricted stock or employee loans to purchase stock, which may be forgiven over a period of time, are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2003, 2002 and 2001.

	2003	2002	2001
Dividend yield	**5.00%**	5.50%	5.50%
Expected life of option	**5 years**	5 years	5 years
Risk-free interest rate	**4.00%**	5.00%	5.00%
Expected stock price volatility	**17.91%**	18.91%	17.81%

The following table illustrates the effect of net income available to common shareholders and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for the years ended December 31, 2003, 2002 and 2001, assuming all stock options had been granted under APB 25.

Year Ended December 31,	2003	2002	2001
Net income available to common shareholders	**$90,447**	$64,641	$53,343
Deduct stock option expense—all awards	**(1,529)**	(2,130)	(2,265)
Add back stock option expense included in net income	**147**	—	—
Allocation of compensation expense to minority interest	**102**	145	177
Pro forma net income available to common shareholders	**$89,167**	$62,656	$51,255
Basic earnings per common share—historical	**$2.80**	$2.14	$1.98
Basic earnings per common share—pro forma	**$2.76**	$2.07	$1.90
Diluted earnings per common share—historical	**$2.66**	$2.09	$1.94
Diluted earnings per common share—pro forma	**$2.62**	$2.03	$1.86

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the impact future awards may have on the result of operations.

Derivative Instruments

In the normal course of business, the Company uses a variety of derivative instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, the Company is exposed to the effect of interest rate changes and limits these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

The Company uses a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include interest rate swaps, caps, collars and floors. The Company expressly prohibits the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

The Company may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by the Company are deemed to be fully effective in meeting the hedging objectives established by the corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. The changes in fair value of hedge instruments are reflected in accumulated other comprehensive loss. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings Per Share

The Company presents both basic and diluted earnings per share, or EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. This also includes units of limited partnership interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash investments, mortgage loans receivable and accounts receivable. The Company places its cash investments in excess of insured amounts with high quality financial institutions. The collateral securing the mortgage loans receivable is primarily located in Manhattan (see Note 5). Management of the Company performs ongoing credit evaluations of its tenants and requires certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. Although the properties are primarily located in Manhattan, the tenants located in these buildings operate in various industries and no single tenant in the wholly-owned properties contributes more than 3.2% of the Company's share of annualized rent. Approximately 19% and 9% of the Company's annualized rent was attributable to 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2001. Approximately 20% and 9% of the Company's annualized rent was attributable to 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2002. Approximately 18% and 13% of the Company's annualized rent was attributable to 420 Lexington Avenue and 220 East 42nd Street, respectively, for the year ended December 31, 2003. Three borrowers each accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2003. The Company currently has 77.3% of its workforce covered by three collective bargaining agreements which service substantially all of the Company's properties.

Recently Issued Accounting Pronouncements

In January 2003, FASB issued FIN 46. FIN 46 clarifies the application of existing accounting pronouncements to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 will be effective by March 31, 2004, for all variable interests. The adoption of this pronouncement effective July 1, 2003 for the Service Corporation had no impact on the Company's results of operations or cash flows, but resulted in a gross-up of assets and liabilities by $2,543 and $629, respectively (see Note 7). The Company is still evaluating the impact on its structured finance portfolio (see Note 6).

On April 30, 2003, FASB issued SFAS No. 149, or SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of SFAS No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2003, FASB issued SFAS No. 150, or SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The implementation of SFAS 150 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

3. Property Acquisitions

2003 Acquisitions

On February 13, 2003, the Company completed the acquisition of the 1.1 million square foot office property located at 220 East 42nd Street, Manhattan, known as The News Building, a property located in the Grand Central and United Nations marketplace, for a purchase price of approximately $265,000. Prior to the acquisition, the Company held a $53,500 preferred equity investment in the property that was redeemed in full at closing. In connection with the redemption, the Company earned a redemption premium totaling $4,380 which was accounted for as a reduction in the cost basis, resulting in an adjusted purchase price of $260,600. In connection with this acquisition, the Company assumed a $158,000 mortgage, which was due to mature in September 2004 and bore interest at LIBOR plus 1.76%, and issued approximately 376,000 units of limited partnership interest in the Operating Partnership having an aggregate value of approximately $11,275. The remaining $42,200 of the purchase price was funded from proceeds from the sales of 50 West 23rd Street and 875 Bridgeport Avenue, Shelton, CT, and borrowings under the Company's unsecured revolving credit facility, which included the repayment of a $28,500 mezzanine loan on the property. In December 2003, the Company replaced the $158,000 mortgage with a new $210,000 10-year mortgage (see Note 9). The Company agreed that for a period of seven years after the acquisition, it would not take certain action that would adversely affect the tax positions of certain of the partners who received units of limited partnership interest in the Operating Partnership and who held interests in this property prior to the acquisition.

On March 28, 2003, the Company acquired condominium interests in 125 Broad Street, Manhattan, encompassing approximately 525,000 square feet of office space for approximately $92,000. The Company assumed the $76,600 first mortgage currently encumbering this property. The mortgage matures in October 2007 and bears interest at 8.29%. In addition, the Company issued 51,667 units of limited partnership interest in the Operating Partnership having an aggregate value of approximately $1,570. The balance of the purchase price was funded from proceeds from the sales of 50 West 23rd Street and 875 Bridgeport Avenue. This property is encumbered by a ground lease that the condominium can acquire in the future at a fixed price. The Company has exercised its option to acquire its portion of the underlying fee interest for $5,900. This transaction is expected to close the third quarter of 2004. The Company agreed that for a period of three years following the acquisition, it would not take certain action that would adversely affect the tax positions of certain of the partners who received units of limited partnership interest in the Operating Partnership and who held interests in this property prior to the acquisition.

On October 1, 2003, the Company acquired the long-term leasehold interest in 461 Fifth Avenue, Manhattan, for $60,900, or $305 per square foot. The leasehold acquisition was funded, in part, with the proceeds from the sale of 1370 Broadway, Manhattan, which closed on July 31, 2003. As a 1031 tax-free exchange, the transaction enabled the Company to defer gains from the sale of 1370 Broadway and from the sale of 17 Battery Place South, Manhattan, which gain was initially re-invested in 1370 Broadway. The balance of the acquisition was funded using the Company's unsecured revolving credit facility.

2002 Acquisitions

During the year ended December 31, 2002, the Company did not acquire any wholly-owned properties.

2001 Acquisitions

On January 10, 2001, the Company acquired various ownership and mortgage interests in the 913,000 square foot, 20-story office building at One Park Avenue, Manhattan ("One Park"). The Company acquired the fee interest in the property, which is subject to a ground lease position held by third parties, and certain mortgage interests in the property for $233,900, excluding closing costs. As part of the transaction, SL Green acquired an option to purchase the ground lease position. The acquisition was financed with a $150,000 mortgage loan provided by Lehman Brothers Holdings Inc., or LBHI, and funds provided by the Company's unsecured revolving credit facility. On May 25, 2001, One Park Avenue was transferred to a joint venture (see Note 6).

On January 16, 2001, the Company purchased 1370 Broadway, Manhattan, a 16-story, 253,000 square foot office building for $50,400, excluding closing costs. The Company redeployed the proceeds from the sale of 17 Battery Place South, through a like-kind tax deferred exchange, to fund this acquisition.

On June 7, 2001, the Company acquired 317 Madison Avenue, Manhattan, or 317 Madison, for an aggregate purchase price of $105,600, excluding closing costs. The 22-story building contains approximately 450,000 square feet and is located at the Northeast corner of Madison Avenue and 42nd Street with direct access to Grand Central Station. The acquisition was funded, in part, with proceeds from the sale of 1412 Broadway in a reverse 1031 tax-free exchange, thereby deferring taxable capital gain resulting from such sale. The balance of the acquisition was funded using the Company's unsecured revolving credit facility.

Pro Forma

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for years ended December 31, 2003 and 2002 as though the 2003 acquisition of 220 East 42nd Street (February 2003) and its $210,000 refinancing (December 2003), 125 Broad Street (March 2003) and the equity investment in 1515 Broadway (May 2002) and 1221 Avenue of the Americas (December 2003) (see Note 6) were completed on January 1, 2002 and the related units of limited partnership interest in the Operating Partnership and the December 2003 Series C preferred stock were issued on that date. There were no wholly-owned property acquisitions during 2002.

	2003	2002
Pro forma revenues	**$317,028**	$283,018
Pro forma net income	**$ 90,688**	$ 68,336
Pro forma earnings per common share—basic	**$2.81**	$2.26
Pro forma earnings per common share and common share equivalents—diluted	**$2.67**	$2.19
Pro forma common shares—basic	**32,265**	30,236
Pro forma common share and common share equivalents—diluted	**39,040**	38,236

4. Property Dispositions and Assets Held for Sale

On March 26, 2003, the Company sold 50 West 23rd Street for $66,000 or approximately $198 per square foot. The Company acquired the building at the time of its initial public offering in August of 1997, at a purchase price of approximately $36,600. Since that time, the building was upgraded and repositioned enabling the Company to realize a gain of approximately $19,200. The proceeds of the sale were used to pay off an existing $21,000 first mortgage and substantially all of the balance was reinvested into the acquisitions of The News Building and 125 Broad Street to effectuate a partial 1031 tax-free exchange.

On May 21, 2003, the Company sold 875 Bridgeport Avenue, Shelton, CT ("Shaws") for $16,177 and the buyer assumed the existing $14,814 first mortgage. The net proceeds were reinvested into the acquisitions of The News Building and 125 Broad Street to effectuate a partial 1031 tax-free exchange.

On July 31, 2003, the Company sold 1370 Broadway for $57,500, or approximately $225 per square foot, realizing a gain of approximately $4,037. The net proceeds were reinvested into the acquisition of 461 Fifth Avenue to effectuate a 1031 tax-free exchange.

During the year ended December 31, 2002, the Company did not dispose of any wholly-owned properties.

During the year ended December 31, 2001, the Company disposed of the following office properties to unaffiliated parties, except for One Park which was sold to an affiliated joint venture.

Date Sold	Property	Submarket	Rentable Square Feet	Gross Sales Price	Gain On Sale
1/9/01	633 Third Avenue	Grand Central	41,000	$ 13,250	$1,113
5/25/01	One Park Avenue	Grand Central	913,000	233,900	—
6/29/01	1412 Broadway	Times Square	389,000	91,500	3,115
			1,343,000	$338,650	$4,228

In June 2001, Cipriani, a tenant at 110 East 42nd Street occupying 70,000 square feet, notified the Company that it was exercising the purchase option under its lease agreement. The gross purchase price of the option to acquire the condominium interest was $14,500. This transaction closed on July 23, 2001 and the Company realized a gain of $728.

At December 31, 2003, discontinued operations included the results of operations of real estate assets sold or held for sale, namely, 50 West 23rd Street which was sold in March 2003, 875 Bridgeport Avenue, Shelton, CT which was sold in May 2003 and 1370 Broadway which was sold in July 2003. The following table summarizes income from discontinued operations (net of minority interest) and the related realized gain on sale of discontinued operations (net of minority interest) for the years ended December 31, 2003, 2002 and 2001.

Year Ended December 31,	**2003**	2002	2001
Revenues			
Rental revenue	**$ 6,074**	$14,965	$14,743
Escalation and reimbursement revenues	**1,191**	2,061	2,145
Signage rent and other income	**380**	170	29
Total revenues	**7,645**	17,196	16,917
Operating expense	**1,351**	3,117	2,851
Real estate taxes	**1,258**	2,392	2,157
Interest	**896**	2,795	2,799
Depreciation and amortization	**721**	2,042	2,491
Total expenses	**4,226**	10,346	10,298
Income from discontinued operations	**3,419**	6,850	6,619
Gain on disposition of discontinued operations	**22,849**	—	—
Minority interest in operating partnership	**(1,751)**	(466)	(516)
Income from discontinued operations, net of minority interest	**$24,517**	$ 6,384	$ 6,103

5. Structured Finance Investments

During the years ended December 31, 2003 and 2002, the Company originated $165,487 and $27,684 in structured finance and preferred equity investments (net of discount), respectively. There were also $92,138 and $70,682 in repayments and participations during those years, respectively. These investments were made to entities which have been determined to be variable interest entities. At December 31, 2003, 2002 and 2001, all loans were performing in accordance with the terms of the loan agreements. All of the properties comprising the structured financial investments are located in the greater New York area.

As of December 31, 2003 and 2002, the Company held the following structured finance investments, excluding preferred equity investments:

Loan Type	Weighted Yield	Gross Investment	Senior Financing	**2003 Principal Outstanding**	2002 Principal Outstanding	Initial Maturity Date
Mezzanine Loan (1)	13.72%	$ 25,000	$110,000	**$ 24,957**	$24,796	April 2004
Mezzanine Loan	12.52%	15,000	178,000	**15,000**	—	January 2005
Mezzanine Loan (2)	10.19%	12,445	102,000	**12,445**	—	October 2013
Mezzanine Loan (3)	10.51%	3,500	15,000	**3,500**	—	September 2021
Mezzanine Loan (4)	—	—	—	**—**	10,300	—
Junior Participation	32.00%	500	5,500	**500**	500	December 2004
Junior Participation (5)	12.87%	15,000	178,000	**14,926**	14,926	November 2004
Junior Participation (6)	12.69%	11,000	46,500	**11,000**	—	May 2005
Junior Participation (6)	8.57%	30,000	121,000	**30,000**	—	September 2005
Junior Participation (6)	11.38%	15,000	167,000	**15,000**	—	September 2005
Junior Participation (7)	—	27,723	67,277	**—**	27,723	November 2003
		$155,168	$990,277	**$127,328**	$78,245	

(1) On July 20, 2001, this loan was contributed to a joint venture with Prudential Real Estate Investors ("PREI"). The Company retained a 50% interest in the loan. The original investment was $50,000.
(2) The Company is committed to fund up to $15,000 under this loan.
(3) *The maturity date may be accelerated to July 2006 upon the occurrence of certain events.*
(4) This loan was redeemed in December 2003.
(5) On April 12, 2002, this loan, with an original investment of $30,000, was contributed to a joint venture with PREI. The Company retained a 50% interest in the loan. This loan was redeemed in January 2004.
(6) *These loans are subject to three one-year extension options from the initial maturity date.*
(7) In connection with the acquisition of a subordinate first mortgage interest, the Company obtained $22,178 of financing from the senior participant, which was co-terminous with the mortgage loan. As a result, the Company's net investment was $5,545. This financing carried a variable interest rate of 100 basis points over the 30-day LIBOR. This loan was extended for one year from the initial maturity date. This loan was *redeemed on July 17, 2003 and the related loan was repaid on that date.*

Preferred Equity Investments

Loan Type	Weighted Yield	Gross Investment	Senior Financing	**2003 Principal Outstanding**	2002 Principal Outstanding	Initial Maturity Date
Preferred equity (1)	10.36%	$ 8,000	$ 65,000	**$ 7,809**	$ 7,895	May 2006
Preferred equity (2)	—	53,500	186,500	**—**	53,500	September 2006
Preferred equity	14.13%	38,000	38,000	**5,479**	6,000	July 2007
Preferred equity	12.45%	8,000	42,000	**8,000**	—	January 2006
Preferred equity	11.38%	7,000	47,500	**7,000**	—	August 2006
Preferred equity (3)	13.69%	59,380	—	**59,380**	—	April 2004
Preferred equity	8.91%	4,000	44,000	**3,993**	—	August 2010
		$177,880	$423,000	**$91,661**	$67,395	

(1) The investment is subject to extension options. The Company will also participate in the appreciation of the property upon sale to a third party above a specified threshold.

(2) The Company could participate in the appreciation of the property upon sale to a third party above a specified threshold. The Company also received asset management fees. This investment was redeemed on February 13, 2003 (see Note 3).

(3) This investment contains two extension options of six months each.

On June 25, 2002, the Company made a $10,000 preferred equity investment, with a 10% yield. On December 16, 2002, this investment was redeemed in full.

6. Investment in Unconsolidated Joint Ventures

Rockefeller Group International, Inc. Joint Venture

On December 29, 2003, the Company purchased a 45% ownership interest in 1221 Avenue of the Americas for $450,000, or $394 per square foot, from The McGraw-Hill Companies, or MHC. MHC is a tenant at the property and accounts for approximately 16.3% of the property's total revenue for 2003. Rockefeller Group International, Inc. will retain its 55% ownership interest in 1221 Avenue of the Americas and it will continue to manage the property. The Company is in the process of completing the SFAS 141 analysis. The purchase accounting will be finalized once that analysis has been completed.

1221 Avenue of the Americas, known as The McGraw-Hill Companies building, is an approximately 2.55 million square foot, 50-story class "A" office building located in Rockefeller Center.

The gross purchase price of $450,000 was partially funded by the assumption of 45% of underlying property indebtedness of $175,000, or $78,750, and the balance was paid in cash. The Company funded the cash component, in part, with proceeds from its offering of 7.625% Series C cumulative redeemable preferred stock (net proceeds of $152,000) that closed in December 2003. The balance of the proceeds was funded with the Company's unsecured revolving credit facility and a $100,000 non-recourse term loan.

Morgan Stanley Joint Ventures

MSSG I

On December 1, 2000, the Company and Morgan Stanley Real Estate Fund, or MSREF, through the MSSG I joint venture, acquired 180 Madison Avenue, Manhattan, for $41,250, excluding closing costs. The property is a 265,000 square foot, 23-story building. In addition to holding a 49.9% ownership interest in the property, the Company acts as the operating member for the joint venture, and is responsible for leasing and managing the property. During 2003 and 2002, the Company earned $281 and $331 for such services, respectively. The acquisition was partially funded by a $32,000 mortgage from M&T Bank. The loan, which was to mature on December 1, 2005, carried a fixed interest rate of 7.81%. The mortgage was interest only until January 1, 2002, at which time principal payments began. On July 17, 2003, this mortgage was repaid and replaced with a five year $45,000 first mortgage. The mortgage carries a fixed interest rate of 4.57% per annum and is interest only for the first year, after which time principal repayments begin. The joint venture agreement provides the Company with the opportunity to gain certain economic benefits based on the financial performance of the property.

MSSG II

On January 31, 2001, the Company and MSREF, through the MSSG II joint venture, acquired 469 Seventh Avenue, Manhattan, for $45,700, excluding closing costs. The property is a 253,000 square foot, 16-story office building. In addition to holding a 35% ownership interest in the property, the Company acted as the operating member for the joint venture, and was responsible for leasing and managing the property. During 2002 and 2001, the Company earned $137 and $146, respectively, for such services. The acquisition was partially funded by a $36,000 mortgage from LBHI. The loan, which was to mature on February 10, 2003, carried a fixed interest rate of 7.84% from the acquisition date through March 10, 2001 and thereafter, the interest rate was LIBOR plus 210 basis points.

On June 20, 2002, the Company and MSREF, through the MSSG II joint venture, sold 469 Seventh Avenue for a gross sales price of $53,100, excluding closing costs. MSSG II realized a gain of approximately $4,808 on the sale of which the Company's share was approximately $1,680. In addition, the $36,000 mortgage was repaid in full. As part of the sale, the Company made a preferred equity investment of $6,000 in the entity acquiring the asset. As a result of this continuing investment, the Company will defer recognition of its share of the gain until its preferred investment has been redeemed.

MSSG III

On May 4, 2000, the Company sold a 65% interest, for cash, in the property located at 321 West 44th Street to MSREF, valuing the property at $28,000. The Company realized a gain of $4,797 on this transaction and retained a 35% interest in the property (with a carrying value of $6,500), which was contributed to MSSG I. The property, a 203,000 square foot building located in the Times Square submarket of Manhattan, was acquired by the Company in March 1998. Simultaneous with the closing of this joint venture, the venture received a $22,000 mortgage for the acquisition and capital improvement program, which was estimated at $3,300. The interest only mortgage was scheduled to mature on April 30, 2004 and had an interest rate based on LIBOR plus 250 basis points. In addition to retaining a 35% economic interest in the property, the Company, acting as the operating member for the joint venture, was responsible for redevelopment, construction, leasing and management of the property. During 2003, 2002 and 2001, the Company earned $147, $227 and $154, respectively, for such services. The venture agreement provided the Company with the opportunity to gain certain economic benefits based on the financial performance of the property.

On December 16, 2003, the Company and MSREF, through the MSSG III joint venture, sold the property for a gross sales price of $35,000, excluding closing costs. MSSG III realized a gain of approximately $271 on the sale of which the Company's share was approximately $95. The Company also recognized a gain of $2,985, which had been deferred at the time the Company sold the property to the joint venture.

SITQ Immobilier Joint Ventures

One Park Avenue

On May 25, 2001, the Company entered into a joint venture with respect to the ownership of the Company's interests in One Park Avenue, Manhattan, or One Park, with SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec, or SITQ. The property is a 913,000 square foot office building. Under the terms of the joint venture, SITQ purchased a 45% interest in the Company's interests in the property based upon a gross aggregate price of $233,900, exclusive of closing costs and reimbursements. No gain or loss was recorded as a result of this transaction. The $150,000 mortgage was assumed by the joint venture. The interest only mortgage, which was scheduled to mature on January 10, 2004, was extended for one year. This mortgage has an interest rate based on LIBOR plus 150 basis points (2.74% at December 31, 2003). The Company provides management and leasing services for One Park. During 2003, 2002 and 2001, the Company earned $1,689, $1,108 and $538, respectively, for such services. During 2003, 2002 and 2001, the Company earned $757, $797 and $343 in asset management fees, respectively. The various ownership interests in the mortgage positions of One Park, currently held through this joint venture, provide for substantially all of the economic interest in the property and gives the joint venture the sole option to purchase the ground lease position. Accordingly, the Company has accounted for this joint venture as having an ownership interest in the property.

1250 Broadway

On November 1, 2001, the Company sold a 45% interest in 1250 Broadway, Manhattan ("1250 Broadway") to SITQ based on the property's valuation of approximately $121,500. No gain or loss was recorded as a result of this transaction. This property is a 670,000 square foot office building. This property is subject to an $85,000 mortgage. The interest only mortgage matures on October 21, 2004 and has a one year renewal option. The mortgage has an interest rate based on LIBOR plus 250 basis points (3.62% at December 31, 2003). The Company entered into a swap agreement on its share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate at 4.04% through January 2005. The Company provides management and leasing services for 1250 Broadway. During 2003, 2002 and 2001, the Company earned $695, $642 and $66, for such services. During each of the years ended December 31, 2003 and 2002, the Company earned $900 in asset management fees.

1515 Broadway

On May 15, 2002, the Company and SITQ acquired 1515 Broadway, Manhattan ("1515 Broadway") for a gross purchase price of approximately $483,500. The property is a 1.75 million square foot, 54-story office tower located on Broadway between 44th and 45th Streets. The property was acquired in a joint venture with the Company retaining an approximate 55% non-controlling interest in the asset. Under a tax protection agreement established to protect the limited partners of the partnership that transferred 1515 Broadway to the joint venture, the joint venture has agreed not to adversely affect the limited partners' tax positions before December 31, 2011. The Company provides management and leasing services for 1515 Broadway. During 2003 and 2002, the Company earned $1,356 and $828, respectively, for such services. During 2003 and 2002, the Company earned $898 and $612, respectively, in asset management fees.

1515 Broadway was acquired with $335,000 of financing of which a $275,000 first mortgage was provided by Lehman Brothers and Bear Stearns and $60,000 was provided by Goldman Sachs and Wells Fargo (the "Mezzanine Loans"). The balance of the proceeds were funded from the Company's unsecured line of credit and from SITQ's capital contribution to the joint venture. The $275,000 first mortgage, which carries an interest rate of 145 basis points over the 30-day LIBOR (2.57% at December 31, 2003), matures in June 2004. The mortgage has five one-year as-of-right extension options. The Mezzanine Loans consist of two $30,000 loans. The first mezzanine loan, which carries an interest rate of 350 basis points over the 30-day LIBOR (4.62% at December 31, 2003), matures in May 2007. The second mezzanine loan, which carries an interest rate of 450 basis points over the 30-day LIBOR (5.62% at December 31, 2003), matures in May 2007. The Company entered into a swap agreement on $100,000 of its share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate on the $100,000 at 2.299% through June 2004. This swap was extended for one year at a fixed LIBOR rate of 1.855%. The blended weighted average effective interest rate was 4.04% for the year ended December 31, 2003.

One tenant, whose leases end between 2008 and 2013, represents approximately 89.2% of this joint venture's annualized rent at December 31, 2003.

Prudential Real Estate Investors Joint Venture

On February 18, 2000, the Company acquired a 49.9% interest in a joint venture which owned 100 Park Avenue, Manhattan ("100 Park") for $95,800. 100 Park is an 834,000 square foot, 36-story office building. The purchase price was funded through a combination of cash and a seller provided mortgage on the property of $112,000. On August 11, 2000, AIG/SunAmerica issued a $120,000 mortgage collateralized by the property located at 100 Park, which replaced the pre-existing $112,000 mortgage. The 8.00% fixed rate loan has a ten-year term. Interest only was payable through October 1, 2001 and thereafter principal repayments are due through maturity. The Company provides managing and leasing services for 100 Park. During 2003, 2002 and 2001, the Company earned $757, $631 and $538 for such services, respectively.

The condensed combined balance sheets for the unconsolidated joint ventures at December 31, 2003 and 2002, are as follows:

	2003	2002
Assets		
Commercial real estate property	**$1,173,883**	$1,088,083
Other assets	**290,373**	101,664
Total assets	**$1,464,256**	$1,189,747
Liabilities and members' equity		
Mortgage payable	**$ 907,875**	$ 742,623
Other liabilities	**88,629**	33,118
Members' equity	**467,752**	414,006
Total liabilities and members' equity	**$1,464,256**	$1,189,747
Company's net investment in unconsolidated joint ventures	**$ 590,064**	$ 214,644

The difference between the net investment in the unconsolidated joint ventures and the Company's joint venture members' equity relates to purchase price adjustments, primarily the acquisition of 1221 Avenue of the Americas ($342,000).

The condensed combined statements of operations for the unconsolidated joint ventures from acquisition date through December 31, 2003 are as follows:

	2003	2002	2001
Total revenues	**$176,889**	$154,685	$92,794
Operating expenses	**48,988**	39,831	23,287
Real estate taxes	**33,741**	23,430	14,691
Interest	**34,295**	32,019	25,073
Depreciation and amortization	**30,232**	24,362	13,678
Total expenses	**147,256**	119,642	76,729
Net income before gain on sale	**$ 29,633**	$ 35,043	$16,065
Company's equity in net income of unconsolidated joint ventures	**$ 14,870**	$ 18,383	$ 8,607

7. Investment in and Advances to Affiliates

Service Corporation

In order to maintain the Company's qualification as a REIT while realizing income from management, leasing and construction contracts from third parties and joint venture properties, all of the management operations are conducted through the Service Corporation. The Company, through the Operating Partnership, owns 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation. Through dividends on its equity interest, the Operating Partnership receives substantially all of the cash flow from the Service Corporation's operations. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by a Company affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. Prior to July 1, 2003, the Company accounted for its investment in the Service Corporation on the equity basis of accounting because it had significant influence with respect to management and operations, but did not control the entity. The Service Corporation is considered to be a variable interest entity under FIN 46 and the Company is the primary beneficiary. Therefore, effective July 1, 2003, the Company consolidated the operations of the Service Corporation. For the six months ended December 31, 2003, the Service Corporation earned $3,293 of revenue and incurred $3,261 in expenses. Effective January 1, 2001, the Service Corporation elected to be taxed as a TRS.

All of the management, leasing and construction services with respect to the properties wholly-owned by the Company are conducted through SL Green Management LLC which is 100% owned by the Operating Partnership.

eEmerge

On May 11, 2000, the Operating Partnership formed eEmerge, Inc., a Delaware corporation, or eEmerge, in partnership with Fluid Ventures LLC, or Fluid. In March 2001, the Company bought out Fluid's entire ownership interest in eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to businesses.

The Company, through the Operating Partnership, owned all the non-voting common stock of eEmerge. Through dividends on its equity interest, the Operating Partnership received approximately 100% of the cash flow from eEmerge operations. All of the voting common stock was held by a Company affiliate. This controlling interest gave the affiliate the power to elect all the directors of eEmerge. The Company accounted for its investment in eEmerge on the equity basis of accounting because although it had significant influence with respect to management and operations, it did not control the entity. Effective March 26, 2002, the Company acquired all the voting common stock previously held by the Company affiliate. As a result, the Company controls all the common stock of eEmerge. Effective with the quarter ended March 31, 2002, the Company consolidated the operations of eEmerge. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

On June 8, 2000, eEmerge and Eureka Broadband Corporation, or Eureka, formed eEmerge.NYC LLC, a Delaware limited liability company, or ENYC, whereby eEmerge has a 95% interest and Eureka has a 5% interest in ENYC. ENYC was formed to build and operate a 45,000 square foot fractional office suites business marketed to the technology industry. ENYC entered into a 10-year lease with the Operating Partnership for its premises, which is located at 440 Ninth Avenue, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC. Effective with the quarter ended March 31, 2002, the Company consolidated the operations of ENYC.

The net book value of the Company's investment as of December 31, 2003 and 2002 was $3,955 and $4,900, respectively. Management currently believes that, assuming future increases in rental revenue in excess of inflation, it will be possible to recover the net book value of the investment through future operating cash flows. However, there is a possibility that eEmerge will not generate sufficient future operating cash flows for the Company to recover its investment. As a result of this risk factor, management, may in the future determine that it is necessary to write down a portion of the net book value of the investment.

8. Deferred Costs

Deferred costs at December 31 consisted of the following:

	2003	2002
Deferred financing	**$ 22,464**	$ 16,180
Deferred leasing	**49,131**	44,881
	71,595	61,061
Less accumulated amortization	**(32,318)**	(25,550)
	$ 39,277	$ 35,511

9. Mortgage Notes Payable

The first mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2003 and 2002, respectively, are as follows:

Property	Maturity Date	Interest Rate	2003	2002
1414 Avenue of the Americas (1)	5/1/09	7.90%	**$ 13,532**	$ 13,726
70 West 36th Street (1)	5/1/09	7.90%	**11,791**	11,961
711 Third Avenue (1)	9/10/05	8.13%	**48,036**	48,446
420 Lexington Avenue (1)	11/1/10	8.44%	**121,324**	123,107
673 First Avenue (1)	2/11/13	5.67%	**35,000**	—
125 Broad Street (2)	10/11/07	8.29%	**76,188**	—
220 East 42nd Street	12/9/13	5.23%	**210,000**	—
317 Madison Avenue (1) (3)	8/20/04	LIBOR + 1.80%	**—**	65,000
555 West 57th Street (4)	11/4/04	LIBOR + 2.00%	**—**	68,254
50 West 23rd Street (5)	8/1/07	7.33%	**—**	20,901
875 Bridgeport Avenue, Shelton, CT (6)	5/10/25	8.32%	**—**	14,831
Total fixed rate debt			**515,871**	366,226
Total floating rate debt			**—**	—
Total mortgage notes payable (7)			**$515,871**	$366,226

(1) Held in bankruptcy remote special purpose entity.
(2) This mortgage has a contractual maturity date of October 11, 2030.
(3) The Company obtained a first mortgage secured by the property on August 16, 2001. The mortgage has two one-year extension options. On October 18, 2001, the Company entered into a swap agreement effectively fixing the LIBOR rate at 4.01% for four years. This loan was repaid on July 31, 2003.
(4) The Company entered into an interest rate protection agreement which fixed the LIBOR interest rate at 6.10% at December 2003 since LIBOR was 1.12% at that date. If LIBOR exceeds 6.10%, the loan will float until the maximum LIBOR rate of 6.58% is reached. On December 9, 2003, this mortgage was repaid and replaced with an unsecured term loan in the amount of $67,578 containing identical terms.
(5) This asset was classified as held for sale at December 31, 2002. The mortgage was repaid on March 26, 2003, upon sale of the property.
(6) This asset was classified as held for sale at March 31, 2003. The mortgage was assumed by the purchaser on May 21, 2003, upon sale of the property.
(7) Excludes $22,178 loan obtained to fund a structured finance transaction. This loan was repaid on July 17, 2003 (see Note 5(7)).

At December 31, 2003 and 2002, the net carrying value of the properties collateralizing the mortgage notes was $594,741 and $478,100, respectively.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, secured and unsecured revolving credit facilities, unsecured term loan and the Company's share of joint venture debt as of December 31, 2003, excluding extension options, are as follows:

	Scheduled Amortization	Principal Repayments	Revolving Credit Facilities	Term Loan	Total	Joint Venture Debt
2004	$ 3,395	$ —	$ 66,000	$ 67,578	$ 136,973	$231,651
2005	4,158	47,247	—	—	51,405	83,425
2006	4,222	—	170,000	—	174,222	79,739
2007	7,613	73,341	—	1,324	82,278	1,058
2008	7,666	—		298,676	306,342	21,863
Thereafter	29,621	338,608	—	—	368,229	55,821
	$56,675	$459,196	$236,000	$367,578	$1,119,449	$473,557

Mortgage Recording Tax—Hypothecated Loan

The Operating Partnership mortgage tax credit loans totaled approximately $45,545 from LBHI at December 31, 2003. These loans were collateralized by the mortgage encumbering the Operating Partnership's interests in 290 Madison Avenue. The loans were also collateralized by an equivalent amount of the Company's cash which was held by LBHI and invested in US Treasury securities. Interest earned on the cash collateral was applied by LBHI to service the loans with interest rates commensurate with that of a portfolio of six-month US Treasury securities, which will mature on June 1, 2004. The Operating Partnership and LBHI each had the right of offset and therefore the loans and the cash collateral were presented on a net basis in the consolidated balance sheet at December 31, 2003. Under the terms of the LBHI facility, no fees are due to the lender until such time as the facility is utilized. When a preserved mortgage is assigned to a third party or is used by the Company in a financing transaction, finance costs are incurred and are only calculated at that time. These costs are then accounted for based on the nature of the transaction. If the mortgage credits are sold to a third party, the finance costs are written off directly against the gain on sale of the credits. If the mortgage credits are used by the Company, the finance costs are deferred and amortized over the term of the new related mortgage. The amortization period is dependent on the term of the new mortgage. The purpose of these loans is to temporarily preserve mortgage recording tax credits for future potential acquisitions of real property, which the Company may make, the financing of which may include property level debt, or refinancings for which these credits would be applicable and provide a financial savings. At the same time, the underlying mortgage remains a bona-fide debt to LBHI. The loans are considered utilized when the loan balance of the facility decreases due to the assignment of the preserved mortgage to a property, which the Company is acquiring with debt or is being financed by the Company, or to a third party for the same purposes. On October 24, 2002, the Company sold $116,200 of these mortgage tax credit loans to a third party, repaid an equivalent amount of the loan and realized a gain of $570 from the sale. On February 7, 2003, the Company used $35,000 of these mortgage tax credit loans as part of the refinancing of 673 First Avenue. An equivalent amount of the loan was repaid. Also on February 7, 2003, the Company transferred $50,335 of these mortgage tax credit loans to a third party, repaid an equivalent amount of the loan and realized a gain of $276 from the sale. In July 2003, the Company sold $48,000 of mortgage tax credits and in August 2003, $17,000 to third parties and realized a gain of $1,423 from the sales. As of December 31, 2003, the LBHI facility had total capacity of $200,000.

10. Revolving Credit Facilities

Unsecured Revolving Credit Facility

On March 17, 2003, the Company renewed its $300,000 unsecured revolving credit facility from a group of 13 banks. The Company has a one-time option to increase the capacity under the unsecured revolving credit facility to $375,000 at any time prior to the maturity date. The unsecured revolving credit facility has a term of three years with a one-year extension option. It bears interest at a spread ranging from 130 basis points to 170 basis points over LIBOR, based on the Company's leverage ratio. If the Company was to receive an investment grade rating, the spread over LIBOR will be reduced to between 120 basis points and 95 basis points depending on the debt ratio. The unsecured revolving credit facility also requires a 15 to 25 basis point fee on the unused balance payable annually in arrears. At December 31, 2003, $170,000 was outstanding and carried an effective annual weighted average interest rate of 2.77%. Availability under the unsecured revolving credit facility at December 31, 2003 was further reduced by the issuance of letters of credit in the amount of $4,000. The unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Secured Revolving Credit Facility

On December 20, 2001, the Company obtained a $75,000 secured revolving credit facility. The secured revolving credit facility had a term of two years with a one-year extension option. The extension option was exercised in December 2003. It bears interest at the rate of 150 basis points over LIBOR and is secured by various structured finance investments. At December 31, 2003, $66,000 was outstanding and carried an effective annual weighted average interest rate of 2.68%. The secured revolving credit facility includes certain restrictions and covenants which are similar to those under the unsecured revolving credit facility (see restrictive covenants below).

Term Loans

On December 5, 2002, we obtained a $150,000 unsecured term loan. We immediately borrowed $100,000 under this unsecured term loan to repay approximately $100,000 of the outstanding balance under our unsecured revolving credit facility. Effective June 5, 2003, the unsecured term loan was upsized to $200,000 and the term was extended by six months to June 2008. As of December 31, 2003, we had $200,000 outstanding under the unsecured term loan at the rate of 150 basis points over LIBOR. To limit our exposure to the variable LIBOR rate we entered into two swap agreements to fix the LIBOR rate on $100,000 of the unsecured term loan. The LIBOR rates were fixed at 1.637% for the first year and 4.06% for years two through five for a blended all-in rate of 5.07%. On July 31, 2003, we drew down $65,000 to repay the mortgage on 317 Madison Avenue. The LIBOR rate on the $65,000 was fixed at 4.01% through October 2005. On December 5, 2003, we drew down $35,000. The LIBOR rate on the $35,000 was fixed at 1.45% for the first year and 4.113% for years two through five for a blended all-in rate of 5.01%. The effective annual interest rate on the unsecured term loan was 3.63% at December 31, 2003.

On December 29, 2003, the Company closed on a $100,000 five-year non-recourse term loan secured by a pledge of the Company's partnership interest in 1221 Avenue of the Americas. This term loan has a floating rate of 150 basis points over the current LIBOR rate (all-in rate of 2.62% at December 31, 2003).

Restrictive Covenants

The terms of the unsecured and secured revolving credit facilities and the term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, and fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal Income Tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2003 and 2002, the Company was in compliance with all such covenants.

11. Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable, and revolving credit facilities balances reasonably approximate their fair values due to the short maturities of these items. Mortgage notes payable and the unsecured term loan have an estimated fair value based on discounted cash flow models of approximately $805,233, which exceeds the book value by $21,783. Structured finance investments are carried at amounts, which reasonably approximate their fair value as determined by the Company.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2003. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12. Rental Income

The Operating Partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from January 1, 2004 to 2021. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2003 for the wholly-owned properties and the Company's share of joint venture properties are as follows:

	Wholly-Owned Properties	Joint Venture Properties
2004	$ 238,345	$ 122,689
2005	228,042	119,539
2006	213,822	117,839
2007	197,160	112,258
2008	184,366	103,215
Thereafter	668,532	492,670
	$1,730,267	$1,068,210

13. Related Party Transactions

Cleaning Services

First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services with respect to certain of the properties owned by the Company. First Quality is owned by Gary Green, a son of Stephen L. Green, the Company's chairman of the Board and former chief executive officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by the Company to First Quality for services provided (excluding services provided directly to tenants) was approximately $4,258 in 2003, $3,446 in 2002 and $3,591 in 2001. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at the Company's properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2012 and provides for annual rental payments of approximately $295.

Security Services

Classic Security LLC, or Classic Security, provides security services with respect to certain properties owned by the Company. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by the Company for such services was approximately $3,678 in 2003, $3,213 in 2002 and $2,214 in 2001.

Messenger Services

Bright Star Couriers LLC, or Bright Star, provides messenger services with respect to certain properties owned by the Company. Bright Star is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by the Company for such services was approximately $145 in 2003, $87 in 2002 and none in 2001.

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $64. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due pursuant to the lease is offset against a consulting fee of $10 per month the Company pays to her pursuant to a consulting agreement, which is cancelable upon 30-days notice.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $85,000 of aggregate first mortgage financing for 1250 Broadway in 2001 and $35,000 of first mortgage financing for 673 First Avenue in 2003. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. The fees paid by the Company to Sonnenblick for such services was approximately $175 in 2003, none in 2002 and $319 in 2001. In 2003, the Company also paid $623 to Sonnenblick in connection with the acquisition of 461 Fifth Avenue and $225 in connection with the refinancing of 180 Madison Avenue.

Investments

The ownership interests in NJMA Centennial, an entity in which we held an indirect non-controlling 10% ownership interest, were sold in May 2003 for $4,500 to NJMA Centennial Owners, LLC, the managing member of which is an affiliate of the Schultz Organization. The sole asset of NJMA Centennial is 865 Centennial Avenue, a 56,000 square foot office/industrial property located in Piscataway, New Jersey. Under NJMA Centennial's Operating Agreement, we had no authority with respect to the sale. Marc Holliday, one of our executive officers, invested $225 in a non-managing membership interest in the entity acquiring the property. Our board of directors determined that this was not an appropriate investment opportunity for us and approved the investment by the executive officer prior to the transaction occurring.

Management Fees

S.L. Green Management Corp. receives property management fees from an entity in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entity was approximately $237 in 2003, $242 in 2002 and $206 in 2001.

Amounts due from (to) related parties at December 31 consisted of the following:

	2003	2002
17 Battery Condominium Association	**$ 290**	$ (203)
110 Condominium Association	**—**	233
Morgan Stanley Real Estate Funds	**62**	531
100 Park	**—**	347
One Park Realty Corp.	**31**	31
JV-CMBS	**559**	559
Officers and employees	**1,743**	1,534
Service Corp.	**1,650**	—
Other	**2,275**	1,836
Related party receivables	**$6,610**	$4,868

On January 17, 2001, Mr. Marc Holliday, the Company's then president, received a non-recourse loan from the Company in the principal amount of $1,000 pursuant to his amended and restated employment and non-competition agreement. This loan bears interest at the applicable federal rate per annum and is secured by a pledge of certain of Mr. Holliday's shares of the Company's common stock. The principal of and interest on this loan is forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. On April 17, 2000, Mr. Holliday received a loan from the Company in the principal amount of $300, with a maturity date of July 17, 2003. This loan bears interest at a rate of 6.60% per annum and is secured by a pledge of certain of Mr. Holliday's shares of the Company's common stock. On May 14, 2002, Mr. Holliday entered into a loan modification agreement with the Company in order to modify the repayment terms of the $300 loan. Pursuant to the agreement, $100 (plus accrued interest thereon) is forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by the Company through each of such date. The balance outstanding on this loan, including accrued interest, was $284 on December 31, 2003. In addition, the $300 loan shall be forgiven if and when the $1,000 loan that Mr. Holliday received pursuant to his amended and restated employment and non-competition agreement is forgiven.

14. Preferred Stock

The Company's 4,600,000 8% Preferred Income Equity Redeemable Shares, or PIERS, were non-voting and were convertible at any time at the option of the holder into the Company's common stock at a conversion price of $24.475 per share. The PIERS received annual dividends of $2.00 per share paid on a quarterly basis and dividends were cumulative, subject to certain provisions. On or after July 15, 2003, the PIERS could be redeemed into common stock at the option of the Company at a redemption price of $25.889 and thereafter at prices declining to the par value of $25.00 on or after July 15, 2007, with a mandatory redemption on April 15, 2008 at a price of $25.00 per share. The Company could pay the redemption price out of the sale proceeds of other shares of stock of the Company. The PIERS were recorded net of underwriters discount and issuance costs. These costs were being accreted over the expected term of the PIERS using the interest method. The PIERS were converted into 4,698,880 shares of common stock on September 30, 2003. No charge was recorded to earnings as the conversion was not a redemption or an induced conversion to common stock.

15. Stockholders' Equity

Common Stock

The authorized capital stock of the Company consists of 200,000,000 shares, $.01 par value, of which the Company has authorized the issuance of up to 100,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of excess stock, at $.01 par value per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2003, 36,015,791 shares of common stock and no shares of excess stock were issued and outstanding.

On July 25, 2001, the Company completed the sale of 5,000,000 shares of common stock. The net proceeds from this offering ($148,387) were initially used to pay down amounts outstanding under the unsecured credit facility.

Preferred Stock

On December 12, 2003, the Company completed the sale of 6,300,000 shares of 7.625% Series C cumulative redeemable preferred stock, or the Series C preferred stock, (including the underwriters' over-allotment option of 700,000 shares) with a mandatory liquidation preference of $25.00 per share. Net proceeds from this offering (approximately $152,000) were used principally to repay amounts outstanding under the secured and unsecured revolving credit facilities. The Series C preferred stock receive annual dividends of $1.90625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after December 12, 2008, the Series C preferred stock may be redeemed for cash at the option of the Company. The Series C preferred stock was recorded net of underwriters discount and issuance costs.

Rights Plan

On February 16, 2000, the Board of Directors of the Company authorized a distribution of one preferred share purchase right, or Right, for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share, or Preferred Shares, at a price of $60.00 per one one-hundredth of a Preferred Share, or Purchase Price, subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless the expiration date is extended or the Right is redeemed or exchanged earlier by the Company.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock, or Acquiring Person. In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

The Company filed a registration statement with the Securities and Exchange Commission, or the SEC, for the Company's dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001, and commenced on September 24, 2001. The Company registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2003 and 2002, respectively, 68,453 and 71 shares were issued and $2,520 and $2 proceeds were received, respectively, from dividend reinvestments and/or stock purchases under the DRIP. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

At the May 2003 meeting of the Company's Board of Directors, the Board ratified a long-term, seven-year compensation program for senior management. The program, which measures the Company's performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of the Company's common equity are to achieve a 40% total return during the measurement period over a base of $30.07 per share before any restricted stock awards are granted. Management will receive an award of restricted stock in an amount between 8% and 10% of the excess return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from the Company's Stock Option Plan (as defined below), which was previously approved through a stockholder vote in May 2002. The Company will record the expense of the restricted stock award in accordance with SFAS 123. The fair value of the award on the date of grant was determined to be $3,200. Forty percent of the value of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six, and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25,500) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $485 was recorded during the year ended December 31, 2003.

Stock Option Plan

During August 1997, the Company instituted the 1997 Stock Option and Incentive Plan, or the Stock Option Plan. The Stock Option Plan was amended in December 1997, March 1998, March 1999 and May 2002. The Stock Option Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code ("ISOs"), (ii) the grant of stock options that do not qualify ("NQSOs"), (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options will be determined by the compensation committee, but may not be less than 100% of the fair market value of the shares of common stock on the date of grant. At December 31, 2003, approximately 4,581,876 shares of common stock were reserved for issuance under the Stock Option Plan.

Options granted under the Stock Option Plan are exercisable at the fair market value on the date of grant and, subject to termination of employment, expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in three to five annual installments commencing one year from the date of grant.

A summary of the status of the Company's stock options as of December 31, 2003, 2002 and 2001 and changes during the years then ended are presented below:

	2003		2002		2001	
	Options Outstanding	**Weighted Average Exercise Price**	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	**3,278,663**	**$25.49**	2,598,066	$23.76	2,371,820	$21.94
Granted	**327,000**	**$35.09**	1,050,000	$28.25	561,000	$29.28
Exercised	**(347,099)**	**$22.14**	(321,846)	$20.64	(260,090)	$20.33
Lapsed or cancelled	**(8,333)**	**$24.52**	(47,557)	$23.32	(74,664)	$19.49
Balance at end of year	**3,250,231**	**$26.80**	3,278,663	$25.49	2,598,066	$23.75
Options exercisable at end of year	**1,404,467**	**$23.41**	1,182,902	$22.62	1,022,641	$21.85
Weighted average fair value of options granted during the year	**$1,150**		$3,515		$1,817	

All options were granted within a price range of $18.44 to $36.55. The remaining weighted average contractual life of the options was 7.4 years.

Earnings Per Share

Earnings per share is computed as follows (in thousands):

Numerator (Income)	**2003**	2002	2001
Basic Earnings:			
Income available to common shareholders	**$ 90,447**	$64,641	$53,343
Effect of Dilutive Securities:			
Redemption of Units to common shares	**6,295**	4,752	4,600
Preferred Stock (as converted to common stock)	**7,087**	9,690	—
Stock options	**—**	—	—
Diluted Earnings:			
Income available to common shareholders	**$103,829**	$79,083	$57,943

Denominator (Shares)	**2003**	2002	2001
Basic Shares:			
Shares available to common shareholders	**32,265**	30,236	26,993
Effect of Dilutive Securities:			
Redemption of Units to common shares	**2,305**	2,208	2,283
Preferred Stock (as converted to common stock)	**3,491**	4,699	—
Stock-based compensation plans	**909**	643	532
Diluted Shares	**38,970**	37,786	29,808

The PIERS outstanding in 2003, 2002 and 2001 were not included in the 2001 computation of earnings per share as they were anti-dilutive during that period.

16. Minority Interest

The unit holders represent the minority interest ownership in the Operating Partnership. As of December 31, 2003 and 2002, the minority interest unit holders owned 6.0% (2,305,955 units) and 6.6% (2,145,190 units) of the Operating Partnership, respectively. At December 31, 2003, 2,305,955 shares of common stock were reserved for the conversion of units of limited partnership interest in the Operating Partnership.

On February 13, 2003, the Operating Partnership issued 376,000 units of limited partnership interest in connection with the acquisition of 220 East 42nd Street.

On March 28, 2003, the Operating Partnership issued 51,667 units of limited partnership interest in connection with the acquisition of condominium interests in 125 Broad Street.

On May 15, 2002, the Operating Partnership issued 28,786 units of limited partnership interest in connection with the acquisition of 1515 Broadway.

17. Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and postretirement health and welfare plans. Contributions to these plans amounted to $3,264, $2,734 and $2,739 during the years ended December 31, 2003, 2002 and 2001, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

During July 1998, the Company issued 150,000 shares in connection with an employment contract. These shares vest annually at rates of 15% to 35% and were recorded at fair value. At December 31, 2003, 129,483 of these shares had vested. The Company recorded compensation expense of approximately $445, $713 and $616 for the years ended December 31, 2003, 2002 and 2001, respectively.

Effective January 1, 1999, the Company implemented a deferred compensation plan, or the Deferred Plan, covering certain executives of the Company. In connection with the Deferred Plan, the Company issued 211,750, 17,500 and 165,500 restricted shares in 2003, 2002 and 2001, respectively. The shares issued under the Deferred Plan were granted to certain executives and vesting will occur annually upon the Company meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. As of December 31, 2003, 234,450 of these shares had vested and 110,650 had been retired. The Company recorded compensation expense of approximately $2,018, $685 and $1,011 for the years ended December 31, 2003, 2002 and 2001, respectively.

Deferred Compensation Award

Contemporaneous with the closing of 1370 Avenue of the Americas, an award of $2,833 was granted to several members of management which was earned in connection with the realization of this investment gain ($5,624 net of the award). This award, which was paid out over a three-year period, was presented as Deferred compensation award on the balance sheet. As of December 31, 2003, the complete award had been paid.

401(K) Plan

During August 1997, the Company implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of the Company and any designated affiliate. The 401(K) Plan permits eligible employees of the Company to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2000, the Company amended its 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. During 2003, the Company amended its 401(K) Plan to provide for discretionary matching contributions only. For the years ended December 31, 2003, 2002 and 2001, the Company made matching contributions of none, $140 and $116, respectively.

18. Commitments and Contingencies

The Company and the Operating Partnership are not presently involved in any material litigation nor, to their knowledge, is any material litigation threatened against them or their properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Company and the Operating Partnership related to this litigation will not materially affect the financial position, operating results or liquidity of the Company and the Operating Partnership.

On October 24, 2001, an accident occurred at 215 Park Avenue South, a property which the Company manages, but does not own. Personal injury and wrongful death claims were filed against the Company and others by 11 persons. The Company believes that there is sufficient insurance coverage to cover the cost of such claims, as well as any other personal injury or property claims which may arise.

The Company has entered into employment agreements with certain executives. Eight executives have employment agreements which expire between February 2004 and January 2010. The cash-based compensation associated with these employment agreements totals approximately $2,796 for 2004.

During March 1998, the Company acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6,000 and sub-leasehold position payments totaling $1,100 (excluding an operating sub-lease position purchased January 1999). The ground lease and sub-leasehold positions expire 2008. The Company may extend the positions through 2029 at market rents.

The property located at 1140 Avenue of the Americas operates under a net ground lease ($348 annually) with a term expiration date of 2016 and with an option to renew for an additional 50 years.

The property located at 711 Third Avenue operates under an operating sub-lease which expires in 2083. Under the sub-lease, the Company is responsible for ground rent payments of $1,600 annually which increased to $3,100 in July 2001 and will continue for the next ten years. The ground rent is reset after year ten based on the estimated fair market value of the property.

The property located at 461 Fifth Avenue operates under a ground lease ($1,787 annually) with a term expiration date of 2006 and with three options to renew for an additional 21 years each, followed by a fourth option for 15 years. The Company also has an option to purchase the ground lease for a fixed price on a specific date.

The property located at 125 Broad Street operates under a ground lease ($426 annually) with a term expiration date of December 31, 2067 and with an option to renew for an additional five years and six months. The Company can acquire the ground lease at specified times in the future at a fixed price. The Company has exercised its option to acquire its portion of the underlying fee interest for $5,900. This transaction is expected to close during the third quarter of 2004.

In April 1988, the SL Green predecessor entered into a lease agreement for property at 673 First Avenue which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

The Company continues to lease the 673 First Avenue property, which has been classified as a capital lease with a cost basis of $12,208 and cumulative amortization of $3,850, and $3,579 at December 31, 2003 and 2002, respectively.

The following is a schedule of future minimum lease payments under capital leases and noncancellable operating leases with initial terms in excess of one year as of December 31, 2003.

December 31,	Capital lease	Non-cancellable operating leases
2004	$ 1,290	$ 14,195
2005	1,322	14,195
2006	1,416	13,301
2007	1,416	12,408
2008	1,416	12,408
Thereafter	54,736	310,283
Total minimum lease payments	61,596	$376,790
Less amount representing interest	45,428	
Present value of net minimum lease payments	$16,168	

19. Financial Instruments: Derivatives and Hedging

FASB No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of the Company's derivative financial instruments at December 31, 2003. The notional value is an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Collar	$ 70,000	6.580%	12/1999	11/2004	$(2,753)
Interest Rate Swap	$ 65,000	4.010%	11/2001	8/2005	(2,341)
Interest Rate Swap	$100,000	4.060%	12/2003	12/2007	(3,597)
Interest Rate Swap	$ 35,000	1.450%	12/2003	12/2004	(34)
Interest Rate Swap	$ 35,000	4.113%	12/2004	6/2008	(284)

On December 31, 2003, the derivative instruments were reported as an obligation at their fair value of $9,009. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Loss of $961, including a gain of $8,065 from the settlement of a forward swap. Currently, all derivative instruments are designated as effective hedging instruments.

Over time, the realized and unrealized gains and losses held in Accumulated Other Comprehensive Loss will be reclassified into earnings as interest expense in the same periods in which the hedged interest payments affect earnings. The Company estimates that approximately $6,331 of the current balance held in Accumulated Other Comprehensive Loss will be reclassified into earnings within the next 12 months.

The Company is hedging exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt.

20. Environmental Matters

Management of the Company believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on the Company's financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

21. Segment Information

The Company is a REIT engaged in owning, managing, leasing and repositioning office properties in Manhattan and has two reportable segments, office real estate and structured finance investments. The Company evaluates real estate performance and allocates resources based on earnings contribution to net operating income.

The Company's real estate portfolio is primarily located in the geographical market of Manhattan. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties). See Note 5 for additional details on the Company's structured finance investments.

Selected results of operations for the years ended December 31, 2003, 2002 and 2001, and selected asset information as of December 31, 2003 and 2002, regarding the Company's operating segments are as follows:

	Real Estate Segment	Structured Finance Segment	Total Company
Total revenues			
Year ended:			
December 31, 2003	**$ 286,871**	**$ 22,086**	**$ 308,957**
December 31, 2002	213,781	23,176	236,957
December 31, 2001	223,399	17,369	240,768
Income from continuing operations before minority interest			
Year ended:			
December 31, 2003	**$ 56,428**	**$ 18,751**	**$ 75,179**
December 31, 2002	56,787	15,446	72,233
December 31, 2001	44,167	12,391	56,558
Total assets			
As of:			
December 31, 2003	**$2,042,852**	**$218,989**	**$2,261,841**
December 31, 2002	1,327,530	145,640	1,473,170

Income from continuing operations before minority interest represents total revenues less total expenses for the real estate segment and total revenues less allocated interest expense for the structured finance segment. The Company does not allocate marketing, general and administrative expenses ($17,131, $13,282 and $15,374, for the years ended December 31, 2003, 2002 and 2001, respectively) to the structured finance segment, since it bases performance on the individual segments prior to allocating marketing, general and administrative expenses. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments.

The table below reconciles income from continuing operations before minority interest to net income available to common shareholders for the years ended December 31, 2003, 2002 and 2001.

Years Ended December 31,	**2003**	2002	2001
Income from continuing operations before minority interest	**$75,179**	$72,233	$56,558
Equity in net gain on sale of joint venture property	**3,087**	—	—
Gain on sale of rental properties	**—**	—	4,956
Minority interest in operating partnership attributable to continuing operations	**(4,545)**	(4,286)	(4,084)
Minority interest in partially-owned entities	**(79)**	—	—
Income from continuing operations before cumulative effect adjustment	**73,642**	67,947	57,430
Cumulative effect of change in accounting principle, net of minority interest	**—**	—	(532)
Net income from continuing operations	**73,642**	67,947	56,898
Income from discontinued operations, net of minority interest	**24,517**	6,384	6,103
Net income	**98,159**	74,331	63,001
Preferred stock dividends	**(7,318)**	(9,200)	(9,200)
Preferred stock accretion	**(394)**	(490)	(458)
Net income available for common shareholders	**$90,447**	$64,641	$53,343

22. Supplemental Disclosure of Non-Cash Investing and Financing Activities

Years Ended December 31,	**2003**	2002
Issuance of common stock as deferred compensation	**$ 6,670**	$ 588
Cancellation of common stock as deferred compensation	**—**	1,122
Derivative instruments at fair value	**(9,009)**	(10,962)
Issuance of units of limited partnership interest in connection with acquisition	**12,845**	—
Assumption of mortgage notes payable upon acquisition of real estate	**234,641**	—
Fair value of above and below market leases (SFAS 141) in connection with acquisitions	**(2,995)**	—
Fair value of debt assumed (SFAS 141) in connection with acquisition	**3,232**	—
Redemption premium purchase price adjustment	**4,380**	—
Assignment of mortgage note payable upon sale of real estate	**14,814**	—
Conversion of preferred equity investment	**53,500**	
Conversion of Series A preferred stock	**112,112**	—
Assumption of our share of joint venture mortgage note payable	**78,750**	—
Tenant improvements and leasing commissions payable	**14,533**	5,448

23. Quarterly Financial Data (unaudited)

As a result of the adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2002 and the prior period reclassification to interest expense of extraordinary losses from early extinguishment of debt.

Quarterly data for the last two years is presented in the tables below.

2003 Quarter Ended	**December 31**	**September 30**	**June 30**	**March 31**
Total revenues	**$86,602**	**$81,324**	**$74,351**	**$66,678**
Income net of minority interest and before gain on sale	**19,196**	**17,414**	**17,315**	**16,790**
Equity in net gain on sale of joint venture property	**3,087**	**—**	**—**	**—**
Discontinued operations	**9**	**482**	**958**	**1,733**
Gain on sale of discontinued operations	**—**	**3,745**	**(300)**	**17,824**
Net income before preferred dividends	**22,292**	**21,641**	**17,973**	**36,347**
Preferred dividends and accretion	**(625)**	**(2,224)**	**(2,431)**	**(2,431)**
Income available to common shareholders	**$21,667**	**$19,417**	**$15,542**	**$33,916**
Net income per common share—Basic	**$0.60**	**$0.62**	**$0.50**	**$1.11**
Net income per common share—Diluted	**$0.58**	**$0.59**	**$0.49**	**$1.01**

2002 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$60,654	$60,803	$57,920	$57,582
Income net of minority interest and before gain on sale	17,510	17,722	16,478	16,250
Discontinued operations	1,656	1,714	1,620	1,386
Net income before preferred dividends	19,166	19,436	18,098	17,636
Preferred dividends and accretion	(2,423)	(2,423)	(2,423)	(2,423)
Income available to common shareholders	$16,743	$17,013	$15,675	$15,213
Net income per common share—Basic	$0.55	$0.56	$0.52	$0.51
Net income per common share—Diluted	$0.54	$0.54	$0.51	$0.50

24. Subsequent Events

In January 2004, the Company funded $77,500 of structured finance investments. In addition, a $14,926 loan was redeemed.

On January 16, 2004, the Company sold 1,800,000 shares of its common stock at a gross price of $42.33 per share. The net proceeds from this offering ($73,900) were used to pay down our unsecured revolving credit facility which had a balance of $121,000 on February 27, 2004.

On January 5, 2004, Marc Holliday was promoted to chief executive officer of the Company. Mr. Holliday, 37, joined us in 1998 as chief investment officer and remains president, a post he has held since 2001. Stephen L. Green, founder and prior chief executive officer, will continue in his position as chairman of the board of directors and will be a full-time executive officer of the Company. In connection with Mr. Holliday's promotion to chief executive officer, we have amended his employment agreement to extend it through January 2010. Pursuant to the amended employment agreement, Mr. Holliday will receive an additional 270,000 restricted shares of our common stock plus a 40% gross-up for income taxes. 95,000 of the restricted shares will vest immediately and be non-transferable for a period of two years. The balance of the restricted shares will vest over the remaining term of the employment agreement subject to achieving certain time and performance criteria.

On February 3, 2004, Gregory F. Hughes was appointed chief financial officer of the Company. Mr. Hughes succeeded Thomas E. Wirth, who will remain with us until at least April 30, 2004 to assist with the transition. We also announced that Michael W. Reid, our chief operating officer, will leave the Company effective April 30, 2004 to pursue a business venture.

On January 16, 2004, the Company entered into a $65,000 serial swap on a portion of the unsecured term loan commencing August 2005, with an initial 12-month rate of 3.30% and an all-in blended rate of 5.45%.

On February 27, 2004, the Company entered into an agreement to acquire the property located at 19 West 44th Street for $67,000, including the assumption of a $47,500 mortgage, with the potential for up to an additional $2,000 in consideration based on property performance. The Company currently holds a $7,000 preferred equity investment in the property which will be redeemed at the closing. We expect that this acquisition, which is subject to customary closing conditions, will close in March 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
SL Green Realty Corp.

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of SL Green Realty Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Green Realty Corp. at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, SL Green Realty Corp. adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

Ernst + Young LLP

New York, New York
January 30, 2004, except for
Note 24 as to which the date is February 27, 2004

REPORT OF MANAGEMENT

The management of SL Green Realty Corp., or the Company, is responsible for the preparation and fair presentation of its consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States and include amounts based on the best judgment of management. The Company's management is also responsible for the accuracy and consistency of other financial information included in the annual report.

In recognition of its responsibility for the integrity and objectivity of information in the financial statements, the Company maintains an internal control system over the financial statements and related disclosures which is designated to provide reasonable but not absolute, assurance with respect to reliability of the Company's financial statements.

Ernst & Young LLP audits the Company's financial statements in accordance with auditing standards generally accepted in the United States and provides an objective, independent review of the Company's reported financial condition and results of operations.

The Audit Committee of the Board of Directors, which consists of only outside directors, meets regularly with management and the Company's independent auditors to review their work and discuss the Company's accounting policies, financial controls and reporting practices. The independent auditors have unrestricted access to the Audit Committee, without the presence of management, to discuss any matters that they feel require attention.

Gregory F. Hughes
Chief Financial Officer

Thomas E. Wirth
Principal Accounting Officer

CORPORATE DIRECTORY

Directors—Non-Officers

John H. Alschuler, Jr.
Executive Committee; Audit Committee; Compensation Committee, Chairman; Nominating and Corporate Governance Committee; President, Hamilton, Rabinowitz & Alschuler, Inc.

Edwin Thomas Burton, III
Audit Committee, Chairman; Compensation Committee; Nominating and Corporate Governance Committee; Professor of Economics, University of Virginia

John S. Levy
Audit Committee; Compensation Committee; Nominating and Corporate Governance Committee, Chairman; Private Investor

Officers

Stephen L. Green
Chairman of the Board; Executive Committee

Marc Holliday
President and Chief Executive Officer; Director, Executive Committee

Michael W. Reid
Chief Operating Officer

Gregory F. Hughes
Chief Financial Officer

Thomas E. Wirth, CPA
Principal Accounting Officer

Gerard T. Nocera
Executive Vice President, Director of Real Estate Operations

Andrew S. Levine
Executive Vice President, Secretary and General Counsel

Andrew Mathias
Chief Investment Officer

Counsel
Clifford Chance US LLP
New York, NY

Auditors
Ernst & Young LLP
New York, NY

Registrar & Transfer Agent
The Bank of New York

Address Shareholder Inquiries To:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
610-382-7833 (Outside the U.S.)
888-269-5221 (Hearing Impaired-TDD Phone)
E-mail: Shareowners@bankofny.com
Web Site: http://www.stockbny.com

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Listing
NYSE Symbol: SLG, SLG PrC

Annual Report, Form 10K
To request a copy of the annual report on Form 10-K, free of charge, from the Company, contact Investor Relations at 212-216-1601 or write to:
SL Green, Investor Relations
420 Lexington Ave., Suite 1800
New York, NY 10170

Annual Meeting
Wednesday, May 19, 2004, 10 a.m.
at the Grand Hyatt Hotel,
Park Avenue at Grand Central
(42nd Street)

Shareholders
On March 31, 2004 the Company had approximately 4,500 shareholders.

Executive Offices
420 Lexington Avenue
New York, NY 10170
Tel: 212-594-2700
Fax: 212-216-1785
E-mail: investor.relations@slgreen.com

Stock Market Information
On February 27, 2004, there were approximately 110 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of the common stock on the NYSE and the distributions paid by us with respect to the periods indicated.

		2003	
Quarter Ended	**High**	**Low**	**Dividends**
March 31	$31.95	$29.05	$0.4650
June 30	$36.00	$31.47	$0.4650
September 30	$37.43	$34.52	$0.4650
December 31	$41.05	$36.12	$0.5000

		2002	
Quarter Ended	**High**	**Low**	**Dividends**
March 31	$33.60	$30.40	$0.4425
June 30	$36.50	$33.60	$0.4425
September 30	$35.40	$29.23	$0.4425
December 31	$31.87	$27.65	$0.4650

SL Green Realty Corp.
420 Lexington Avenue / New York, NY 10170 / (212) 594-2700